Exhibit 99.1


                                  FUNDTECH LTD.
                         12 Ha'hilazon Street, 5th Floor
                                Ramat-Gan, Israel
                                [GRAPHIC OMITTED]




                                                             November 29, 2005



Dear Shareholder:

            You are cordially invited to attend the 2005 Annual Meeting of Shareholders of Fundtech Ltd. (the "Company") on December 21, 2005 (the "Annual Meeting"), at 9:00 a.m., local time, at the Company's offices at 30 Montgomery Street, 5th Floor, Jersey City, New Jersey. We look forward to greeting those of you who can attend the Annual Meeting.

            Holders of the Company's Ordinary Shares are being asked to vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the "Notice"). The Company's Board of Directors recommends a vote "FOR" all of the matters set forth in the Notice.

            Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

            At the Annual Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

            Your cooperation is appreciated.

                                    Very truly yours,



                                    /s/ Gideon Argov
                                    ---------------------------
                                    Gideon Argov
                                    Chairman of the Board

                                  FUNDTECH LTD.
                         12 Ha'hilazon Street, 5th Floor
                                Ramat-Gan, Israel

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



To the Shareholders
of Fundtech Ltd.:

      The 2005 Annual Meeting of Shareholders of Fundtech Ltd. ("Fundtech" or the "Company") will be held at the Company's offices, located at 30 Montgomery Street, 5th Floor, Jersey City, New Jersey, on December 21, 2005, at 9:00 a.m. local time, for the following purposes:

1. To elect the panel of five (5) directors of the Company each director individually to serve until his or her respective successor is elected and qualified at the next annual meeting of the shareholders. ("Proposal 1")

2. To approve the adoption of the 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan ("Proposal 2")

3. To approve the grant to non-employee directors of the Company, including to the Company's external directors, of either (i) stock options to purchase Ordinary Shares of the Company or (ii) Restricted Ordinary Shares of the Company. ("Proposal 3")

4. To approve the compensation to be paid to non-employee directors of the Company subject to their participation in certain meetings of the Board of Directors of the Company and committees thereof. ("Proposal 4")

5. To approve the compensation payable to the Chief Executive Officer of the Company, who also serves as a director of the Company. ("Proposal 5")

6. To appoint Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2005 and to authorize the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors. ("Proposal 6").

7. To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

      Only shareholders of record on November 21, 2005 are entitled to receive notice of and to vote at the Annual Meeting.

      The Annual Meeting shall include a general discussion with respect to the financial statements contained in the Company's Annual Report for the fiscal year ended December 31, 2004. A copy of the Annual Report is enclosed herein.

      WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

      You may revoke your proxy by filing with the Secretary of the Company a signed notice of revocation, submitting a proxy bearing a later date at any time prior to the time it is voted or by attending the Annual Meeting and voting in person.

                                    By Order of the Board of Directors,


                                    /s/ Joseph J. Aulenti
                                    ------------------------------------------
                                    Joseph J. Aulenti
                                    Senior Vice President, General Counsel and
                                    Secretary

Ramat-Gan, Israel
November 29, 2005

                                  FUNDTECH LTD.
                         12 Ha'hilazon Street, 5th Floor
                                Ramat-Gan, Israel

                              ____________________

                                 PROXY STATEMENT

                              ____________________


General Information

            This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Fundtech Ltd., an Israeli company ("Fundtech" or the "Company"), of proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on December 21, 2005, at 9:00 a.m. local time, at the Company's offices located at 30 Montgomery Street, 5th Floor, Jersey City, New Jersey and at any adjournment or adjournments thereof (the "Annual Meeting"). This Proxy Statement is being furnished to holders of ordinary shares, nominal value NIS 0.01 per share ("Ordinary Shares"), of record at the close of business on November 21, 2005 (the "Record Date").

            Proxies for use at the Annual Meeting are solicited by the Board of Directors. All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the accompanying materials will be paid by the Company. In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies by telephone, telegram or by personal interviews. Such persons will receive no additional compensation for such services. The Company will reimburse brokers and certain other persons for their charges and expenses in forwarding proxy materials to the beneficial owners of Ordinary Shares.

            George Lieberman, an external director, Joseph J. Aulenti, Senior Vice President, General Counsel and Secretary, and Patrick Danna, VP Finance, have each been selected as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

            All Ordinary Shares represented by properly executed proxies received at least twenty-four (24) hours prior to the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure therefor, will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of one of the persons named in the proxy, on such other matters as may properly come before the Annual Meeting.

            A shareholder may revoke his, her or its proxy at any time prior to use of such proxy by delivering to the Secretary of the Company a signed notice of revocation, a later dated and signed proxy or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in itself constitute the revocation of the proxy.

            This Proxy Statement is accompanied by Fundtech's Annual Report to the shareholders for the fiscal year ended December 31, 2004. A form of proxy for use at the Annual Meeting and return envelope for the proxy are enclosed. This Proxy Statement and the accompanying proxy and ancillary documents are being furnished to shareholders on or about November 29, 2005.

Shareholders Entitled to Vote

            Shareholders of record owning Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the Annual Meeting. On the Record Date, there were 14,941,889 Ordinary Shares outstanding, with each Ordinary Share entitled to one vote per share on each matter submitted to shareholders for consideration at the Annual Meeting.

Quorum; Required Vote

            The presence, in person or by proxy, of at least two holders of record holding at least 33 1/3% of the issued and outstanding Ordinary Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum and is necessary to hold the Annual Meeting. If within half an hour from the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the Annual Meeting will be adjourned to the first business day which follows such statutory holiday. If at the adjourned Annual Meeting there is no quorum, then two members, personally present, or represented by proxy, shall constitute a quorum and shall be entitled to consider and decide on the matters for which the Annual Meeting was called.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for each of the proposals set forth in this Proxy Statement.

            On each matter submitted to shareholders for consideration at the Annual Meeting, only Ordinary Shares that are voted in favor of such matter will be counted towards approval of such matter. Holders of Ordinary Shares that are present at the Annual Meeting but do not vote for a particular matter or holders of Ordinary Shares represented by proxy where the shareholder properly withheld authority to vote for such matter (including broker non-votes) will not be counted toward approval of such matter.

            A broker non-vote occurs when a nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. On all matters considered at the Annual Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted as present in determining if a quorum is present.

PROPOSAL 1 - ELECTION OF DIRECTORS

            The Articles of Association of the Company provide that our Board of Directors shall be composed of between five and seven directors. In addition, the Board of Directors has formed a Nominating Committee which is charged with the duty to evaluate candidates for positions on the Board of Directors. At this time and based on the recommendation of the Nominating Committee, the Board of Directors is recommending the five persons set forth below to serve as directors of the Company in addition to George Lieberman and Ben-Zion Zilberfarb, current external directors of the Company under the Companies Law 5759-1999 (the "Companies Law"), who are not subject to reelection at this Annual Meeting and who shall serve until the expiration of their terms ending on the date of the 2006 and 2007 annual meetings of the shareholders, respectively. All of the nominees currently serve as directors of the Company and, if elected by the shareholders, shall serve as directors until the close of the next annual meeting of the shareholders, unless his or her office is earlier vacated under any relevant provisions of the Articles of Association of the Company and the Companies Law.

            Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director if elected. Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Annual Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

                  INFORMATION CONCERNING DIRECTORS AND NOMINEES


Nominees For Director

            The following table lists the name, age and positions with the Company of each of the nominees and the month and year in which each director was first elected.

                                  Position with the             Served as
     Name                Age           Company                Director Since
     ----                ---      -----------------           --------------

Gideon Argov              49      Director and Chairman         July 2003
                                  of the Board

Reuven Ben Menachem       45      Director and Chief            April 1993
                                  Executive Officer

Yaffa Krindel             51      Director                      February 2004

Stanley Stern             48      Director                      July 2003

Gil Weiser                64      Director                      July 2000

            Gideon Argov was elected Chairman of the Board in July 2003. He has been President and Chief Executive Officer and a director of Entegris, Inc., a Delaware corporation, since the effective date of its merger with Mykrolis Corporation, a Delaware corporation. He served as the Chief Executive Officer and a director of Mykrolis Corporation since November 2004. Between 2001 and 2004, Mr. Argov was a Special Limited Partner at Parthenon Capital, a Boston-based private equity partnership. He served as Chairman, Chief Executive Officer and President of Kollmorgen Corporation, a leader in industrial automation, from 1991 to 2000. From 1988 to 1991 he served as Chief Executive Officer of High Voltage Engineering

Corporation, a private manufacturing corporation. Prior to 1988, he led consulting engagement teams at Bain and Company. He is a director of Interline Brands, Inc. Mr. Argov has earned an M.B.A. from Stanford University, as well as a B.A. in Economics from Harvard University.

            Reuven Ben Menachem, a co-founder of Fundtech, has served as the Chief Executive Officer and as a director of the Company since its inception in April 1993. He served as Chairman of the Board of Directors of the Company from August 1998 to July 2003. Before founding the Company, Mr. Ben Menachem was employed at Logica Data Architects, a funds transfer software provider located in Waltham, Massachusetts from 1986 until 1992, most recently as a Technical Director and a Product Manager. From January 1984 until June 1986, Mr. Ben Menachem served as Director of Banking Systems at Manof Communications Systems, a middleware software provider located in Tel Aviv, Israel. Prior to joining Manof, Mr. Ben Menachem served as a senior programmer/analyst in the Israeli Air Force.

            Yaffa Krindel has served as a director since February 2004. She is currently serving as a partner in the Herzlia, Israel office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Ms. Krindel joined Star in 1997 as the managing partner of Star in Israel. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company in NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO and director of BreezeCOM Ltd. (now part of Alvarion Ltd. -
NASDAQ: ALVR), a premier provider of solutions based on Point-to-Multipoint
(PMP) Broadband Wireless Access headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the board of Syneron Medical, a publicly traded company (ELOS) and on the boards of the following private companies:
Siano Mobile Silicon Inc., OrSense Ltd., Trivnet Inc., Negevtech Ltd. and Broadlight Incorporated. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

            Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern has served as Head of Investment Banking of Oppenheimer & Co. Inc. in New York, New York. Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York from 2002 to 2004. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He is a member of the Boards of Directors of Odimo Inc. and serves as Chairman of the Board of Tucows, Inc. Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

            Gil Weiser has served as a director of Fundtech since July 2000 and as director and chairman of the executive committee to BBP, the Company's Swiss subsidiary since May 2001. Mr. Weiser is presently serving as Chairman or director of various boards and has other affiliations with a number of other Israeli high-tech companies. Mr. Weiser served as a director of the Tel Aviv Stock Exchange from 2002 to 2004. Mr. Weiser served as the Vice Chairman of Orama, an Israeli/U.S. merchant bank from 2000 to 2001. From 1976 until 1993, Mr. Weiser served as Managing Director of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation located in Herzlia. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions located in Haifa, Israel. From early 1995 until the spring of 2000, Mr. Weiser served as the Managing director of Hewlett Packard (Israel) located in Tel Aviv and CMS - distributor of Hewlett Packard products and services. Mr. Weiser has and continues to hold significant public positions including Chairman of the Multinational Companies Forum and Vice Chairman of the Israeli Management Center. Presently he serves as Chairman of the Executive Board of Haifa University. Mr. Weiser has earned a B.S.E.E. in Electrical Engineering from the Technion in Haifa as well as an M.S.E.E. in Electronics Computer Sciences from the University of Minnesota.

Alternate Directors

            The Articles of Association of the Company provide that a director may, by written notice to the Company, appoint any individual to serve as an alternate director, so long as such individual does not already serve as a director or alternate director of the Company. Any alternate director will have all of the rights and obligations of the director who appoints him or her. The alternate director may not act at any meeting at which the director who appoints him or her is present. Unless the time period or scope of any such appointment is limited by the written instrument appointing him or her, the appointment will be effective for all purposes and for an indefinite period. All appointments expire upon the expiration of the term of the appointing director.

Delegation of Power

            Subject to the limitations set forth in the Companies Law, the Articles of Association of the Company provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

External Directors

            Under the Companies Law, a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under such person's control, has, as of the date of the person's election as an external director, or had, during the two years preceding such election, any affiliation with the company, any person or entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes:

      o  an employment relationship;

      o  business or professional relationship maintained on a regular basis;

      o  control; and

      o  service as an office holder.

            A person may not serve as an external director if the person's other duties or responsibilities create, or may create, a conflict of interest with the person's responsibilities as an external director or may adversely impact such person's ability to serve as an external director.

Independent Directors

            The Company's Ordinary Shares are listed for quotation on The NASDAQ National Market and are subject to the rules of The NASDAQ National Market applicable to quoted companies. Under the NASDAQ rules, the Company is required to appoint a sufficient number of independent directors for them to constitute a majority of the members of the Board of Directors. The independence standard under the NASDAQ rules exclude any person (i) who is an officer or employee of the Company or its subsidiaries, or (ii) that the Board of Directors believes has a relationship that would interfere with such individual's independent judgment as a director. Additional circumstances that preclude an individual from serving as an independent director are set forth in the NASDAQ rules, including, with certain limited exceptions, receipt by a director or his/her immediate family of consulting compensation from the Company in excess of $60,000 per annum. Gideon Argov, Stanley Stern, Yaffa Krindel, George Lieberman, Gil Weiser, and Ben-Zion Zilberfarb qualify as independent directors and meet the independence standards set forth in the NASDAQ rules.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the election of each of the nominees as directors of the Company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO ELECT EACH OF THE NOMINEES AS DIRECTORS OF THE COMPANY.

     PROPOSAL 2 - APPROVE AND ADOPT THE 2005 INTERNATIONAL SHARE OPTION AND RESTRICTED SHARE PLAN AND THE 2005 ISRAELI SHARE OPTION AND RESTRICTED
                                   SHARE PLAN

      The Board of Directors is proposing for shareholder approval the 2005 International Share Option and Restricted Share Plan (the "2005 International Plan") and the 2005 Israeli Share Option and Restricted Share Plan (the "2005 Israeli Plan" and together with the 2005 International Plan, the "2005 Plans"). The Company believes that an important means for attracting and retaining highly qualified personnel, for the benefit of Fundtech and its subsidiaries, is to align their interest with those of the Company's shareholders through the issuance of stock options and/or restricted shares. The Board of Directors is proposing the 2005 Plans to maintain the flexibility to issue share options which may qualify as "incentive stock options" within the meaning of Section 422 of the U.S. Internal Revenue Code of 1954, as amended (the "Code"), or nonqualified stock options, or which may qualify for the benefits of the provisions of Section 102 of the Israeli Income Tax Ordinance (new version) 1961 as amended (the "Ordinance"), 3(i) Stock Options (options that qualify under
Section 3(I) of the Ordinance), restricted shares and other share based awards. Accordingly, the 2005 Plans consist of (i) the 2005 International Plan, and (ii) the 2005 Israeli Plan, under which share options (both incentive stock options and non-qualified share options), restricted shares or other share based awards may be awarded to employees, directors, officers, service providers, consultants and any other persons or entities whose services the Board of Directors shall decide are valuable to the Company. The 2005 Plans will not increase the maximum number of the Company's Ordinary Shares that may be issued under the Company's option plans. Rather, the Company will transfer the aggregate number of un-granted Ordinary Shares as of the date on which the 2005 Plans are adopted, then reserved for issuance under the Company's 1996 Stock Option Plan, 1997 Israeli Stock Option Plan, 1997 Stock Option Plan for Fundtech Corporation, the 1999 Employee Stock Option Plan and the Director's Option Plan (the "Previous Plans") to the 2005 Plans. Any options that remain available for grants under any of the Previous Plans shall be available for subsequent grants of awards under the 2005 Plans. In addition, if any outstanding award under the Previous Plans should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the shares subject to the unexercised, canceled or terminated portion of such award shall become available for subsequent grants of awards under the 2005 Plans. The cumulative number of such shares that may be so issued under the 2005 Plans, inclusive of any award or grant under the Previous Plans, may not exceed 3,592,815 shares.

      The following summary describes the material features of the proposed 2005 Plans but is not intended to be complete and is qualified in its entirety by reference to the copies of the 2005 Plans that are annexed to this Proxy Statement as Annexes A and B.

                            Summary of the 2005 Plans

General Terms and Conditions of the 2005 Plans

      The purpose of the 2005 Plans is to enhance the ability of the Company and its subsidiaries to (i) attract and retain employees, directors, officers, and other persons who are in a position to make significant contributions to the Company's success; (ii) reward such persons for such contributions; and (iii) encourage such persons to take into account the long-term interest of the Company through ownership of options to acquire Ordinary Shares (the "Options") or shares of restricted stock in Fundtech ("Restricted Shares").

      The 2005 Plans grant the Compensation Committee (the "Committee") plenary authority to grant to the Company's employees, directors, officers or other persons who are in position to make a significant contribution to the Company's success (the "Grantees") options to purchase Ordinary Shares and Restricted Share awards. In the case of directors, such grants must also be approved by the shareholders under the Companies Law.

      The number of Ordinary Shares that may be issued under the 2005 Plans upon the exercise of Option awards and/or Restricted Share awards shall not at the aggregate exceed 3,592,815, inclusive of Options granted under the Previous Plans without further shareholder approval. These limits are subject to adjustments as provided in the 2005 International Plan for stock splits, stock dividends, issuance of bonus Ordinary Shares, mergers, reorganizations, recapitalizations and other similar transactions or events. No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

      Any Ordinary Shares subject to an Option award and/or Restricted Share award which for any reason is cancelled or terminated without having been exercised or, in the case of a Restricted Share award vested, and any Ordinary Shares subject to an Option award and/or Restricted Share award which are forfeited, shall again be available for Option awards and/or Restricted Share award under the 2005 Plans.

      The instrument by which the Committee will grant Option awards and/or Restricted Share award will state, among other matters, the number of Ordinary Shares covered thereby, vesting terms, the exercise dates and prices for Options and the payment schedule for such Ordinary Shares.

      Unless otherwise specified by the Committee, all Option awards which are vested may be exercised for a period of up to three months from the date of termination of an employee's employment (or a period of up to six months from the date of termination of an employee's employment if such employee was issued Option awards pursuant to the 2005 Israeli Plan), or up to six months from the date of termination of employment in the case of an employee's death or disability, but in neither case may an Option be exercised after the date originally scheduled for its expiration. Upon the completion of such three or six month period, as the case may be, all Option awards shall terminate and be of no further force or effect.

      Upon termination of employment of a Grantee, for any reason whatsoever, to the extent that any Option award and/or Restricted Share award is not yet fully vested, such unvested portion of such Option award will terminate and be void and the unvested portion of the Option award or Restricted Share award shall be returned to the Company.

      Payment of the purchase price for Ordinary Shares purchased under an Option award will be made in cash or in such other form as the Committee may approve at the time of grant.

      Option awards, Restricted Share awards, and each benefit granted under the 2005 Plans to a Grantee shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable during the Grantee's lifetime, only by the Grantee.

      The Committee may, at any time and from time to time, terminate or amend the 2005 Plans in any respect except that in no event may any action of the Company alter or impair the rights of a Grantee without his consent under any Option award and/or Restricted Share award previously granted to him.

      The 2005 Plans and all instruments issued thereunder or in connection therewith, are governed by, and will be interpreted in accordance with, the laws of the State of Israel.

Terms and Conditions under the 2005 Israeli Plan

      The 2005 Israeli Plan is designed to benefit from, and is made pursuant to, the provisions of Section 102 and 3(i) of the Israeli Income Tax Ordinance ("Ordinance"). However, Option awards granted under the Israel Plan to Israeli Grantees subject to Israeli taxation may or may not contain such terms as will qualify such Option awards for the special tax treatment under Section 102 of the Ordinance.

      Pursuant to the Israeli Plan all Option awards, Ordinary Shares or Restricted Share awards issued by reason of exercise of Option awards are to be held by an escrow agent or a trustee (the "Trustee") which will not release such Option awards or Ordinary Shares prior to the full payment of the beneficiary Grantee's tax liabilities arising from such Option awards or the Restricted Shares until they are sold or transferred, or in the case of Restricted Shares issued pursuant to Section 102 of the Ordinance shall be held for the benefit of the Grantee for a period of not less than the holding period required under the Ordinance.

Terms and Conditions under the 2005 International Plan

      Under the 2005 International Plan, the Committee may grant an employee, director, officer, or other person of the Company who is an "employee" as such term is used in Section 422 of the Code either incentive stock options (the "ISO") (options intended to satisfy the requirements of Section 422 of the
Code), nonqualified options (options not intended to qualify as an incentive stock option) (the "NQSO") or Restricted Share awards. Grantees other than employees of the Company can only be granted an NQSO or Restricted Share awards.

      The exercise price for each ISO will not be less than 100%, or 110% in the case of an ISO granted to a holder of ten percent or more of the Company's outstanding capital stock, of the Fair Market Value (as defined in the 2005 International Plan) of the Ordinary Shares on the date the Option award is granted.

      In no case will an Option be exercisable for more than ten years (five years, in the case of an ISO granted to a ten percent shareholder) from the date the Option award was granted.

      Ordinary Shares tendered by a Grantee or withheld by the Company to satisfy the tax withholding obligations, to the extent permitted by applicable law, on the exercise or vesting of an Option award shall be available again for Option awards under the Plan.

      The Committee will have the authority to make such amendments to any terms and conditions applicable to outstanding Option awards as are consistent with the Plan provided that no such action will modify such Option award in a manner adverse to the Grantee without the Grantee's consent except as such modification is provided for or contemplated in the terms of the Option award.

      No amendment of the 2005 International Plan may be made without approval of the shareholders of the Company if the amendment will: (i) disqualify any ISO granted under the plan; (ii) increase the total number of Ordinary Shares which may be issued under the plan; or (iii) modify the requirements as to eligibility for participation in the plan.

      The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy is necessary for approval of the 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE 2005 INTERNATIONAL SHARE OPTION AND RESTRICTED SHARE PLAN AND THE 2005 ISRAELI SHARE OPTION AND RESTRICTED SHARE PLAN

   PROPOSAL 3 - APPROVAL OF THE GRANT OF STOCK OPTIONS OR RESTRICTED ORDINARY
                 SHARES TO NON-EMPLOYEE DIRECTORS OF THE COMPANY


      The Company's success depends to a significant extent on the past, present and future performance of its non-employee directors. The loss of the services of such non-employee directors could have an adverse effect on the Company. In recognition of the importance of these non-employee directors to the Company, the Board of Directors and its Compensation and Audit Committees are recommending, subject to the approval of the shareholders of the Company, the grant of either (i) stock options to said non-employee directors under the general terms of the Company's Directors' Option Plan (or pursuant to the 2005 Plans if approved by the shareholders at this Annual Meeting), for an exercise price and on a vesting schedule to be determined at the discretion of the Compensation Committee, the Audit Committee and the Board of Directors, or (ii) subject to approval of the 2005 Plans by the shareholders at this Annual Meeting, Restricted Shares, each in the following amounts:

Director               Number of Options      Number of Restricted Shares
--------               -----------------      ---------------------------

Gideon Argov                 10,000                   3,333

Yaffa Krindel                10,000                   3,333

George M. Lieberman          10,000                   3,333

Stanley Stern                10,000                   3,333

Gil Weiser                   10,000                   3,333

Ben-Zion Zilberfarb          10,000                   3,333


      The Board of Directors will award either Options or Restricted Shares in the above amounts, but not both.

      The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above grant of Options or Restricted Shares to the Company's directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE GRANT OF EITHER OPTIONS OR RESTRICTED SHARES TO THE NON-EMPLOYEE DIRECTORS OF THE COMPANY.

      PROPOSAL 4 - APPROVAL OF THE COMPENSATION TO BE PAID TO NON-EMPLOYEE
       DIRECTORS OF THE COMPANY SUBJECT TO THEIR PARTICIPATION IN CERTAIN
        MEETINGS OF THE BOARD OF DIRECTORS OF THE COMPANY AND COMMITTEES
                                    THEREOF

      The Company's success depends to a significant extent on the participation of its non-employee directors in meetings of the Board of Directors and its committees. In recognition of the importance of such participation, the Board of Directors and the Compensation and Audit Committees have approved and recommended, subject to the approval of the shareholders of the Company, that all non-employee directors of the Company, serving as of the date of the Annual Meeting or as of any future date, shall receive for the year beginning January 1, 2006 and future periods an annual retainer of $25,000, payable on a quarterly basis of $6,250 per quarter, provided that any such quarterly payment for any non-employee director shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter. In addition, the Chairman of the Board of Directors shall be entitled to an additional annual payment of $25,000, payable on a quarterly basis of $6,250 per quarter, and the Chairman of the Audit Committee of the Board of Directors (provided that such Chairman is not an external director) shall be entitled to an additional annual payment of $5,000 payable on a quarterly basis of $1,250 per quarter, provided that any such quarterly payment(s) for the Chairman of the Board of Directors and the Chairman of the Audit Committee shall be contingent upon such director participating in 75% or more of the Board of Directors and committees meetings (in which such non-employee director is a member) held during such quarter.

      The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above compensation to the Company's non-employee directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ABOVE COMPENSATION TO NON-EMPLOYEE DIRECTORS OF THE COMPANY.

PROPOSAL 5 - APPROVAL OF COMPENSATION PAYABLE TO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY WHO ALSO SERVES AS A DIRECTOR OF THE COMPANY

      Under the Companies Law, shareholders must approve all compensation and fees paid or to be paid by the Company to any of its directors regardless of the specific additional capacity in which he or she serves.

      At the Annual Meeting, the shareholders will be asked to authorize the Compensation Committee, Audit Committee and the Board of Directors to establish the annual compensation of Reuven Ben Menachem who serves as both the Chief Executive Officer and a director of the Company, to approve the following compensation terms for Mr. Ben Menachem for fiscal year 2006 and future periods:
(i) base annual salary of up to $275,000 per annum; (ii) other annual benefits, bonuses and incentives of up to $265,000 per annum; (iii) either stock option grants which may not exceed 100,000 options per annum or, subject to approval of the 2005 Plans by the shareholders at this Annual Meeting, 33,333 Restricted Shares per annum; and (iv) severance provisions.

      If this Proposal 5 is approved by the shareholders of the Company, stock options (if granted) will have an exercise price equal to the fair market value of the underlying Ordinary Shares on the date they are granted, without further shareholder approval. The terms of the options will be governed by the 1999 Option Plan, the Director's Option Plan or the 2005 Plans, whichever is applicable to the specific grant of options made. Restricted Shares may only be awarded subject to the 2005 Plans, if said plans are approved by the shareholders at this Annual Meeting.

      The Board of Directors will award either Options or Restricted Shares in the above amounts, but not both.

      The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above compensation to Mr. Ben Menachem.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION PAYABLE TO MR. BEN MENACHEM.

   PROPOSAL 6 - APPOINTMENT OF AUDITORS AND AUTHORIZING THE AUDIT COMMITTEE OF
        THE BOARD OF DIRECTORS TO SET THE REMUNERATION FOR SUCH AUDITORS

            Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, audited the consolidated financial statements of the Company for the year ended December 31, 2004, contained in the Company's Annual Report. The audit services consisted of the firm's audit of and report on such consolidated financial statements of the Company and other matters consistent with the Sarbanes Oxley Act of 2002 and the rules and regulations promulgated by the Securities and Exchange Commission.

            Based upon the recommendation of the Audit Committee, the Board of Directors recommends that Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, be appointed as auditors for the Company for the fiscal year ending December 31, 2005.

            The Board of Directors is seeking (i) the approval of the shareholders, as required by the Companies Law, for the appointment of Brightman Almagor & Co. as the independent auditors of the Company for the fiscal year ending December 31, 2005, and (ii) the authorization of the shareholders for the Audit Committee of the Board of Directors to enter into an agreement to pay the fees of Brightman Almagor & Co. as independent auditors of the Company on terms customary for the Israeli market as will be finalized by the Audit Committee of the Board of Directors.

            The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the appointment of Brightman Almagor & Co. as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to enter into an agreement with Brightman Almagor & Co. with respect to the fees for its services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" (I) THE APPROVAL OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2005, AND (II) THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO ENTER INTO AN AGREEMENT TO PAY THE FEES OF BRIGHTMAN ALMAGOR & CO. AS INDEPENDENT AUDITORS OF THE COMPANY.

                        ADDITIONAL MATTERS FOR DISCUSSION
      CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY
                      FOR THE YEAR ENDED DECEMBER 31, 2004

At the Annual Meeting, the directors will review the management's report on the business of the Company for the year ended December 31, 2004, as presented in the Company's Annual Report for the year ended December 31, 2004, and will answer appropriate questions relating thereto.

                                 OTHER BUSINESS

            The Board of Directors of the Company at present, knows of no other business to be brought before the Annual Meeting other than those items mentioned in the attached Company's Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.



                                    By Order of the Board of Directors,


                                    /s/ Joseph J. Aulenti
                                    -------------------------------------
                                    Joseph J. Aulenti
                                    Senior Vice President, General Counsel
                                    and Secretary

Ramat-Gan, Israel
November 29, 2005

                                     Annex A


  Fundtech Ltd. 2005 International Share Option and Restricted Share Incentive
                                      Plan

                                  FUNDTECH LTD.









                _________________________________________________

            2005 INTERNATIONAL SHARE OPTION AND RESTRICTED SHARE PLAN
                _________________________________________________
















                       __________________________________

                         ADOPTED: DATE TO BE DETERMINED
                       __________________________________

                                  FUNDTECH LTD.
       2005 INTERNATIONAL SHARE OPTION AND RESTRICTED SHARE INCENTIVE PLAN


        Unless otherwise defined, capitalized terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1.       PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1. Purpose. The purpose of the Fundtech Ltd. 2005 International Share Option and Restricted Share Incentive Plan (the "Plan") is to afford an incentive to selected Employees, Directors, Officers, service providers, Consultants and any other person or entity which the Board shall decide their services are considered valuable to Fundtech Ltd. (the "Company"), or any Subsidiary or Affiliate of the Company (each an "Affiliated Company"), which now exists or hereafter is organized or acquired by the Company, to acquire a proprietary interest in the Company, to continue as Employees, Directors, Officers, Consultants or suppliers, to increase their efforts on behalf of the Company or any Affiliated Company and to promote the success of the Company's business.

1.2. Types of Awards. The Plan is intended to enable the Company to issue Awards under varying tax regimes, including without limitation (i) as "incentive stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "US Tax Code"), ("Incentive Stock Options"); (ii) Non-Qualified Stock Options (as defined below); (iii) Restricted Shares ("Restricted Shares") under the Plan; and (iv) other Share-based Awards pursuant to Section 10 hereof (all Incentive Stock Options, Non-Qualified Share Options, and Previous Awards as well as other Share-based Awards and options issued under other tax regimes collectively, the "Awards"). Apart from issuance under the relevant tax regimes of the United States of America, the Plan contemplates issuances to Grantees (as defined below) in other jurisdictions with respect to which the Committee (as defined below) is empowered to make the requisite adjustments in the Plan, and set forth the relevant conditions in the Company's agreements with the Grantees or adopt a separate appendix to this plan which will set forth specific terms and conditions for such grants, in order to comply with the requirements of the tax regimes in any such other jurisdictions. Awards under this plan, which shall be granted to Grantees in jurisdictions other than the US, or Awards to Grantees who are not deemed to be residents of the US for taxation purposes, will be granted under specific terms and conditions as set forth in the applicable appendix to this Plan.

1.3. Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award granted to a Grantee, the provisions of said law or regulation shall prevail over those of the Plan, and the Committee (as defined below) is empowered hereunder to interpret and enforce the said prevailing provisions. The Plan contemplates the issuance of Awards by the Company as a publicly traded company.

2.       DEFINITIONS.

         As used in this Plan, the following words and phrases shall have the meanings ascribed to them in this Section 2:

2.1. "Affiliate" shall mean an entity, which controls or is under the common control with the Company.

2.2. "Award" shall mean any share, Option, Restricted Shares or any other Share-based award, granted to a Grantee under the Plan and any share issued pursuant to the exercise of an Option.

2.3.     "Board" shall mean the Board of Directors of the Company.

2.4. "Committee" shall mean the Compensation Committee which had been designated and empowered by the Board, with the responsibility of administering the Plan, and in the absence of such designation, the Board.

2.5. "Companies Law" - shall mean the Israeli Companies Law 5759- 1999, as amended from time to time and any regulations, rules, orders or procedures promulgated thereunder.

2.6. "Consultant" means any person, including an advisor, engaged by the Company, or an Affiliated Company thereof, to render consulting or advisory services.

2.7. "Date of Grant" shall mean the date specified in the Notice of Share Option Grant or Restricted Share Grant, which date shall be the later of (i) the date on which the Board resolved to grant the Option or the Restricted Share, or (ii) the first day of the Grantee's service.

2.8.     "Director" means a member of the Board.

2.9. "Disability" shall mean, unless otherwise specified in the Option Agreement or the Restricted Share Agreement, a Grantee's inability to perform his duties to the Company, or any of its Affiliated Companies, by reason of any medically determinable physical or mental impairment, as determined by a physician selected by the Grantee and acceptable to the Company.

2.10. "Employee" means any person employed by the Company or an Affiliated Company thereof.

2.11. "Exercise Period" shall mean the period during which the Option shall be exercisable.

2.12. "Exercise Price" shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified in the Notice of Share Option Grant.

2.13. "Fair Market Value" per share as of a particular date shall mean (i) if the Shares are traded on a securities exchange, the closing sales price per Share on the securities exchange on which the Shares are principally traded for the last preceding date on which there was a sale of such Shares on such exchange; or (ii) if the Shares are then traded in an over-the-counter market, the average of the closing bid and asked prices for the Shares in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market; or (iii) if the Shares are not then listed on a securities exchange or market or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine, which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable, and the Committee may maintain a written record of its method of determining such value. If the Stock is listed or quoted on more than one established stock exchange or national market system, the Committee shall determine the appropriate exchange or system.

2.14. "Grantee" shall mean a person who receives a grant of Options, Restricted Shares, Shares or other Awards under the Plan, who at the time of grant is an Employee, Officer, Director, service provider or Consultant, and any other person or entity which the Board shall decide their services are considered valuable to, the Company or any Affiliated Companies of the Company.

2.15. "Retirement" shall mean a Grantee's retirement pursuant to applicable law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company, or any of its affiliates, in which the Grantee participates.

2.16. "Shares" shall mean Ordinary Shares, par value of NIS 0.01 each, of the Company.

3.       ADMINISTRATION.

3.1. To the extent permitted under applicable law, the Plan shall be administered by the Committee. However, in the event that the Board does not designate and empower a committee with the responsibility of administering the Plan, the Plan shall be administered by the Board in its entirety. Furthermore, in the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2. Subject to applicable law, all decisions, determination and interpretations of the Committee shall be final and binding on all Grantees of any Awards under this Plan. No member of the Committee or the Board shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

3.3. Subject to the Company's decision and to all approvals legally required, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member's own willful misconduct or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

3.4. The Committee shall have the authority in its discretion to administer the Plan and to exercise all power and authority specifically granted to it under the Plan or take any actions necessary or advisable in the administration of the Plan, including, without limitation:

         3.4.1. the authority to grant Options, Restricted Shares, Shares or other Awards;

         3.4.2. to designate the type of Options (whether Incentive Stock Options, Nonqualified Stock Options or otherwise);

         3.4.3. to determine the Exercise Price of the Shares covered by each Option;

         3.4.4. to determine the Fair Market Value of the Shares covered by each Option;

         3.4.5. to determine the Grantees to whom, and the time or times at which Awards shall be granted;

         3.4.6.   to determine the number of Shares to be covered by each Award;

         3.4.7.   to interpret the Plan;

         3.4.8. to prescribe, amend and rescind rules and regulations relating to the Plan;

         3.4.9. to determine the terms and provisions of the Option Agreements and Restricted Share Agreement, including without limitations the vesting terms of the Options and Restricted Shares (which need not be identical), and to cancel or suspend Awards, as necessary; and

         3.4.10. to make all other determinations or amendments deemed necessary or advisable for the administration of the Plan, including to adjust the terms of the Plan or any Option Agreement or any Restricted Share Agreement so as to reflect
                  (i) changes in applicable Israeli, US or other laws respectively, and (ii) the laws of other jurisdictions within which the Company wishes to grant Awards.

3.5. To the extent not otherwise prohibited or restricted by the laws or regulatory regime effective from time to time of any country in which the Company's securities are listed or in which Options are granted, the Board of Directors may, at any time and from time to time, terminate or amend the Plan in any respect. In no event may any action of the Company alter or impair the rights of a Grantee with respect to Awards granted to the Grantee prior to the date of such action, without such Grantee's consent.

4.       ELIGIBILITY.

4.1. Incentive Stock Options may only be granted to Employees, Officers and Directors which are Employees, who are US residents. Other Awards (other than Incentive Stock Options) shall be granted to non-US Employees, Consultants and service providers, provided, however, that any member of the Committee shall be eligible to receive Awards under the Plan while serving on the Committee, unless otherwise specified herein. A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine. In determining the persons to whom Awards shall be granted and the number of Shares to be covered by each Award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan.

4.2. Notwithstanding anything to the contrary in this Plan, Awards granted pursuant to this Plan to any person serving as an Officer or any other party whose grant of an Award requires under the Companies Law additional corporate approvals by the Company shall be approved in the manner prescribed for under the Companies Law or any successor act or regulation, as in effect from time to time.

5.       SHARES.

5.1. The maximum number of Shares reserved for the grant of Awards under the Plan shall be the aggregate number of un-granted Shares as of the date on which this Plan is adopted by the Board, reserved for issuance under the Company's 1996 Stock Option Plan, 1997 Israeli Stock Option Plan, 1997 Stock Option Plan for Fundtech Corporation, the 1999 Employee Stock Option Plan and the Director's Option Plan (the "Previous Plans"), and the un-granted Shares as of the date of each grant, reserved for issuance under the Company's 2005 Israeli Share Option and Restricted Share Plan (the "Israeli Plan"). Such Shares may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company. Any of such Shares which may remain unissued and which are not subject to outstanding options at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan.

5.2. If any outstanding Award under the Plan or any award, share or option award under the Company's Previous Plans or any award share or option award under the Company's Israeli Plan (collectively "Other Awards") should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the Shares subject to the unexercised, canceled or terminated portion of such Award or Other Awards shall (unless the Plan shall have been terminated) become available for subsequent grants of Awards under the Plan provided, however, that the cumulative number of such shares that may be so issued under the Plan, inclusive any award, share or option award under the Previous Plans, will not exceed 3,592,815 shares.

6.       TERMS AND CONDITIONS OF OPTIONS.

Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee (the "Option Agreement"), in such form and containing such terms and conditions as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Option Agreement. For purposes of interpreting this Section 6, a Director's service as a member of the Board or the services of an Officer, as the case may be, shall be deemed to be employment with the Company.

6.1. Number of Shares. Each Option Agreement shall state the number of Shares to which the Option relates.

6.2. Type of Award. Each Option Agreement shall specifically state the type of Award granted thereunder and whether it constitutes an Incentive Stock Option, Nonqualified Stock Option, Restricted Shares or otherwise.

6.3. Exercise Price. Each Option Agreement shall state the Exercise Price, which, in the case of an Incentive Stock Option granted to any Grantee, other than a Ten-Percent Shareholder, shall not be less than one hundred percent (100%) of the Fair Market Value of the Shares covered by the Option on the Date of Grant or such other amount as may be required pursuant to the US Tax Code. In the case of a Nonqualified Stock Option, the per Share Exercise Price shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the Date of Grant, unless otherwise determined by the Committee after verifying the implications of applicable tax law including the provisions of Section 409A of the US Tax Code and the regulations promulgated thereunder. In the case of an Incentive Stock Option granted to any Ten-Percent Shareholder, the Exercise Price shall be no less than 110% of the Fair Market Value of the Shares covered by the Option on the Date of Grant. In no event shall the Exercise Price of an Option be less than the par value of the Shares for which such Option is exercisable. The Exercise Price shall also be subject to adjustment as provided in Section 11 hereof.

6.4. Manner of Exercise. Option shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of this plan. An Option may be exercised, as to any or all whole Shares as to which the Option has become exercisable, by written notice, in such form and method as may be determined by the Company delivered in person or by mail to the Chief Financial Officer of the Company or its designee, specifying the number of Shares with respect to which the Option is being exercised, along with payment of the Exercise Price for such Shares in the manner specified in the following sentence. The Exercise Price shall be paid in full with respect to each Share, at the time of exercise, in cash.

6.5. Exercise Period and Vesting Schedule. Each Option Agreement shall provide the vesting schedule for the Option as determined by the Committee. Unless otherwise resolved by the Committee and stated in the Option Agreement, Options shall vest and become exercisable during a period of (i) four (4) years of continued employment by, or service for, the Company or its Affiliated Companies as follows in eight equal semi-annual installments for Employees, Officers, service providers, Consultants and any other person or entity which the Board shall decide their services are considered valuable to Fundtech Ltd. and (ii) one
         (1) year of continuous board service in four equal quarterly installments for Directors. The Committee, in its absolute discretion, may, on such terms and conditions as it may determine to be appropriate, accelerate or otherwise change the time and vesting schedule at which an Option or any portion thereof (whether outstanding or granted) may be exercised. The Option Agreement may contain performance goals and measurements, and the provisions with respect to any Option need not be the same as the provisions with respect to any other Option. The Exercise Period will be ten (10) years from the date of the grant of the Option, or such earlier period resulting from termination under Sections 6.6 or 6.7, in each case, unless otherwise determined by the Committee; provided, however, that in the case of a grant of an Incentive Stock Option to a Ten Percent Shareholder, such Exercise Period shall not exceed five (5) years from the Date of Grant of such Option.

6.6.     Termination.

         6.6.1. Except as provided in this Section 6.6 and in Section 6.7 hereof, an Option may not be exercised unless the Grantee is then in the employ of, or maintaining a Director, Officer, service provider or Consultant relationship with the Company, or an Affiliated Company thereof, issuing or assuming the Option in a transaction to which Section 424(a) of the US Tax Code applies, and unless the Grantee has remained continuously so employed or in the Director, Officer, service provider or Consultant relationship since the Date of Grant of the Option. In the event that the employment or Director, Officer, service provider or Consultant relationship of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Options of such Grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within ninety (90) days after the date of such termination (or such different period as the Committee shall prescribe); provided, however, that if the Company shall terminate the Grantee's employment for Cause (as defined below) (as determined by the Committee), all Options theretofore granted to such Grantee (whether vested or not) shall, to the extent not theretofore exercised, terminate on the date of such termination or cessation of employment or performance of services, unless otherwise determined by the Committee. In the case of a Grantee whose principal employer is an Affiliated Company, the Grantee's employment shall also be deemed to be terminated for purposes of this Section 6.6 as of the date on which such principal employer ceases to be an Affiliated Company.

         6.6.2. Notwithstanding anything to the contrary, the Committee, in its absolute discretion may, on such terms and conditions as it may determine appropriate, extend the periods for which the Options held by any individual may continue to vest and be exercisable; provided, that such Options may lose their status as Incentive Stock Options under applicable law and be deemed Nonqualified Stock Options in the event that the period of vesting and/or exercisability of any Option is extended beyond the later of: (i) ninety (90) days after the date of cessation of employment or performance of services; or (ii) the applicable period under Section 6.7 below.

         6.6.3. For any purpose under this Plan, the Grantee's employment shall be deemed to continue while the Grantee is on a bona fide leave of absence, if such leave was approved by the Company in writing and if continued crediting of employment for such purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).

         6.6.4. For purposes of this Plan, the term "Cause" shall mean any of the following resulting from an act or omission of Grantee:
                  (a) fraud, embezzlement or felony or similar act; (b) failure to substantially perform duties as an Employee or to abide by the general policies of the Company applicable to all Employees (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (c) an act of moral turpitude, or any similar act, to the extent that such act causes injury to the reputation of the Company; (d) any other act or omission which in the reasonable opinion of the Company could be financially injurious to the Company or injurious to the business reputation of the Company; (e) any act or omission of Grantee which is otherwise defined as "cause" under the Grantees' employment or service agreement.

6.7. Death, Disability or Retirement of Grantee. If a Grantee shall die while employed by, or maintaining a Director, Officer, service provider or Consultant relationship with, the Company or an Affiliated Company, or within ninety (90) days after the date of termination of such Grantee's employment or Director, Officer, service provider or Consultant relationship (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee's employment or Director, Officer, service provider or Consultant relationship shall terminate by reason of Disability, all Options theretofore granted to such Grantee (to the extent otherwise vested and exercisable) may, unless earlier terminated in accordance with their terms, be exercised by the Grantee, or by the Grantee's estate, or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by result of death or Disability of the Grantee, at any time within twelve months after the death or Disability of the Grantee (or such different period as the Committee shall prescribe). In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option. In the event that the employment or Director, Officer, service provider or Consultant relationship of a Grantee shall terminate on account of such Grantee's Retirement, all Options of such Grantee that are vested and exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within ninety (90) days after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8. Other Provisions. The Option Agreements evidencing Awards under the Plan shall contain such other terms and conditions not inconsistent with the Plan, as the Committee may determine.

7. NON-QUALIFIED STOCK OPTIONS. Options granted pursuant to this Section 7 are intended to constitute Non-Qualified Stock Options and shall be subject to the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for said provisions of the Plan applying to Options under a different tax law or regulation.

8. INCENTIVE STOCK OPTIONS. Options granted pursuant to this Section 8 are intended to constitute Incentive Stock Options and shall be subject to both the following special terms and conditions and the general terms and conditions specified in Section 6 hereof, and other provisions of the Plan, except for said provisions of the Plan applying to Options under a different tax law or regulation:

8.1. Value of Shares. The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options (including Restricted Shares) granted under this Plan and all other option plans of any Affiliated Company become exercisable for the first time by each Grantee during any calendar year shall not exceed $100,000 with respect to such Grantee. To the extent that the aggregate Fair Market Value of Shares with respect to which the Incentive Stock Options are exercisable or Restricted Shares are granted for the first time by any Grantee during any calendar years exceeds $100,000, such Options or Restricted Shares, as the case may be, shall be treated as Non-Qualified Share Options. The foregoing shall be applied by taking options into account in the order in which they were granted, with the Fair Market Value of any Share to be determined at the time of the grant of the Option or Restricted Shares. In the event the foregoing results in the portion of an Incentive Stock Option exceeding the $100,000 limitation, only such excess shall be treated as a Non-Qualified Share Option.

8.2. Ten Percent Shareholder. In the case of an Incentive Stock Option granted to a Ten Percent Shareholder, (i) the Exercise Price shall not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the Date of Grant of such Incentive Stock Option, and
         (ii) the Exercise Period shall not exceed five (5) years from the Date of Grant of such Incentive Stock Option.

9. RESTRICTED SHARES. The Committee may award Restricted Shares to any eligible Employee, Director, Officer or Consultant. Each Award of Restricted Shares under this Plan shall be evidenced by a written agreement between the Company and the Grantee (the "Restricted Shares Agreement"), in such form as the Committee shall from time to time approve, which Restricted Shares Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Agreement:

9.1. Number of Shares &Type. Each Restricted Shares Agreement shall state the number of Restricted Shares to be subject to an Award.

9.2. Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which the Award is granted (the "Restricted Period"). The Committee may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate including the satisfaction of performance criteria. Such performance criteria may include, without limitation, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. Certificates for Shares issued pursuant to Restricted Shares Awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such Shares in contravention of such restrictions shall be null and void and without effect. During the Restricted Period, such certificates shall be held in escrow by an escrow agent appointed by the Committee. In determining the Restricted Period of an Award the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Shares on successive anniversaries of the date of such Award.

9.3. Adjustment of Performance Goals. The Committee may adjust performance goals to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances. The Committee may also adjust the performance goals by reducing the amount to be received by any Grantee pursuant to an Award if and to the extent that the Committee deems it appropriate.

9.4. Forfeiture. Subject to such exceptions as may be determined by the Committee, if the Grantee's continuous employment or Director, officer, service provider or Consultant relationship with the Company, or any Affiliated Company, shall terminate for any reason prior to the expiration of the Restricted Period of an Award, any Shares remaining subject to restrictions (after taking into account the provisions of Section 9.6) ("Unvested Restricted Shares") shall thereupon be forfeited by the Grantee and transferred to, and reacquired by, the Company or an Affiliated Company at no cost to the Company or Affiliated Company, subject to all applicable law. Upon consummation of the forfeiture of such Unvested Restricted Shares, the Grantee's rights with respect to such Shares including inter alia the right to receive dividends with respect to such Shares shall lapse and shall be of no further force and effect. Vested Restricted Shares are not subject to Forfeiture.

9.5. Ownership. During the Restricted Period the Grantee shall possess all incidents of ownership of such Shares, subject to Section 9.2.

9.6. Accelerated Lapse of Restrictions. Upon the occurrence of any of the events listed in Section 11.2 and subject to Section 11.3, all restrictions then outstanding with respect to Restricted Shares awarded hereunder shall automatically expire and be of no further force and effect. The Committee shall have the authority (and the Restricted Share Agreement may so provide) to cancel all or any portion of any outstanding restrictions prior to the expiration of the Restricted Period with respect to any or all of the Restricted Shares awarded on such terms and conditions as the Committee shall deem appropriate.

For purposes of interpreting this Section 9, a Director's service as a member of the Board or the services of an officer, as the case may be, shall be deemed to be employment with the Company.

10. OTHER SHARE-BASED AWARDS. The Committee may grant other Awards under the Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 9 hereof) are or may in the future be acquired, or Awards denominated in share units, including units valued on the basis of measures other than market value. The Committee may also grant share appreciation rights without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of all Shares in respect to which the right was granted exceeds the Exercise Price thereof. Such other share based Awards may be granted alone, in addition to, or in tandem with any Award of any type granted under the plan and must be consistent with the purposes of the Plan.

11.      EFFECT OF CERTAIN CHANGES.

11.1. General. In the event of a subdivision of the outstanding share capital of the Company, any payment of a share dividend (distribution of bonus shares), a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a share split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the Committee shall make appropriate adjustments in one or more of (i) the number of Shares available for Awards, (ii) the number of such Shares covered by outstanding Awards, and (iii) the Exercise Price per Share covered by the Awards, all as determined by the Committee in its sole discretion whose determination in that respect shall be final, binding and conclusive; provided, however, that any fractional Shares resulting from such adjustment shall be rounded down to the nearest whole Share. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or exercise price of Shares subject to an Option.

11.2. Merger and Sale of Company. In the event of (i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all or substantially all of the share capital of the Company; or (iii) the merger, consolidation, amalgamation or like transaction of the Company with or into another corporation resulting in fifty percent (50%) or more of the outstanding voting power of the Company's securities being held by parties other than the shareholders of the Company immediately prior to such transaction (all such transactions being herein referred to as a "Merger/Sale"), then, without the Grantee's consent and action-

         11.2.1. The Committee in its sole discretion will use reasonable efforts to cause that any Award then outstanding be assumed or an equivalent Award shall be substituted by such successor corporation (or, in such event that such transaction is effected through a subsidiary, the parent of such successor corporation), under substantially the same terms as the Award, provided that the Committee may determine in its discretion whether an Award has been properly assumed or substituted, and provided further however, that in the event that the consideration to the shareholders of the Company in such Merger/Sale consists, in whole or in part, of cash or any consideration other than shares of the successor corporation, the Committee may determine in its discretion that the Award will be assumed or substituted by an equivalent award exercisable solely into shares of the successor corporation with a value equal to the value of the Shares issuable under the Award with such value to be determined by the Committee, which may, in its discretion, rely on independent valuation obtained from a third party selected by the Committee in good faith; and

         11.2.2. In such case that such successor corporation or other entity does not agree to assume the Award or to substitute an equivalent Award and, if the Award is an Option ("Option Award"), then the Committee may, in lieu of such assumption or substitution of the Option Award, either (i) provide for the Grantee to have the right to exercise the part of the Option Award which is exercisable as of the closing of such Merger/Sale, under such terms and conditions as the Committee shall determine or such other greater portion of the Option Award (including un-exercisable Awards) as determined by the Committee, or (ii) provide for the cancellation of each outstanding Option Award at the closing of said Merger/Sale, against payment to the Grantee of an amount in cash equal to (a) the fair market value of each Share covered by the Option Award that has vested as of the date of the Merger/Sale, as reflected under the terms of the Merger/Sale and as determined by the Committee, that may, in its discretion, rely on independent valuation obtained from a third party selected by the Committee in good faith, minus (b) the Exercise Price of each Share covered by the Option Award that has vested as of the date of the Merger/Sale. Any Option not exercised at the closing of the Merger/Sale shall be cancelled and be of no further force and effect.

         11.2.3. Notwithstanding the foregoing, in the event of a Merger/Sale, the Committee may determine in its sole discretion that upon completion of such Merger/Sale, the terms of any Award be otherwise amended and modified, as the Committee shall deem in good faith to be appropriate, and if an Option Award, that the Option Award shall confer the right to purchase any other security or asset, or any combination thereof, or that its terms be otherwise amended or modified, as the Committee shall deem in good faith to be appropriate, provided that any such determination shall not adversely effect the rights attached to the Shares.

11.3. Reservation of Rights. Except as expressly provided in this Section 11, the Grantee of an Award hereunder shall have no rights by reason of any subdivision or consolidation of shares of any class or the payment of any bonus shares or any other increase or decrease in the number of shares of any class or by reason of any dissolution, liquidation, Merger/Sale, or consolidation, divestiture or spin-off of assets or shares of another company; and any issue by the Company of shares of any class, or securities convertible into shares of any class, shall not effect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award. The grant of an Award pursuant to the Plan shall not affect in any way the right of power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

12. NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY. All Awards granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, and Awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee or by his guardian or legal representative, to the extent provided for herein. Shares issued upon an exercise of Options may be freely transferred, subject to applicable laws and the other provisions of this Plan and the Option Agreement and the Restricted Share Agreement. A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee's estate shall be deemed to be the Grantee's beneficiary.

13. APPLICATION OF FUND. The proceeds received by the Company from the sale of Shares pursuant to Options granted under the Plan will be used for general corporate purposes of the Company or any related company thereof or as otherwise determined by the Company.

14.      AGREEMENT BY GRANTEE REGARDING TAXES.

14.1. Any tax consequences arising form the grant or exercise of an Option, from the payment for Shares covered therebyfrom the sale of the Shares or the expiration of the Restricted Period or from any other event or act (of the Company and/or its Affiliated Company and/or the Grantee) (each a "Tax Event"), hereunder, shall be borne solely by the Grantee. The Company and/or its Affiliated Company shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall agree to indemnify the Company and/or its Affiliated Company and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.

14.2. The receipt of these Options or Restricted Shares and the acquisition of the Shares to be issued upon the exercise of the Options may result in tax consequences. The description of tax consequences set forth in this Plan does not purport to be complete. THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING THE OPTIONS/SHARES.

14.3. Each Grantee shall notify the Company in writing within ten (10) days after the date such Grantee first obtains knowledge of any tax bureau inquiry, audit, assertion, determination, investigation, or question relating in any manner to the value of Shares or Awards granted or received hereunder, and each Grantee agrees to any settlement, closing or other similar agreement in connection with the foregoing. Upon request, a Grantee shall provide to the Company any information or document relating to any event described in the preceding sentence, which the Company (in its sole discretion) requires in order to calculate and substantiate any change in the Company's tax liability as a result of such event

15. RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS. Subject to Section 9.5, a Grantee or a transferee of an Award in accordance with Section 12 shall have no rights as a shareholder with respect to any Shares covered by the Award until the date of the issuance of a share certificate to him for such Shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such share certificate is issued, except as provided in Section 11.1 hereof. The Company may restrict or otherwise regulate the rights to transfer or dispose of any shares covered by an Award (including, without limitation, any limitations set forth herein, in the Option Agreement and in the Company's Articles of Association, as in effect from time to time, and subject to any applicable taxation on distribution of dividends).

16. NO RIGHTS TO EMPLOYMENT. Nothing in the Plan or in any Award granted, Option Agreement or Restricted Share Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or in a Consultant, Director, Officer or service provider relationship with, the Company or any Affiliated Company or to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement or to interfere with or limit in any way the right of the Company or any such Affiliated Company to terminate such Grantee's employment. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues to be employed by, or in a Consultant, service provider, Officer or Director relationship with, the Company or any Affiliated Company.

17. NO REPRESENTATION BY COMPANY. By approving the Awards, the Company shall not, and shall not be deemed as, granting any representation or warrants to the Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares.

18.      APPROVAL.

18.1.    The Plan shall take effect upon its adoption by the Board (the:
         "Effective Date") and shall terminate on the tenth anniversary of such date. Notwithstanding the foregoing, in the event that approval of the Plan by the shareholders of the Company is required under applicable law, in connection with the application of certain tax treatment or pursuant to applicable share exchange rules or regulations or otherwise, such approval shall be obtained within the time required under the applicable law.

18.2. Without derogating from section 18.1 above, and in addition thereto, the Plan shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the Effective Date of the Plan. All and any grants of Options to Grantees under the Plan as of the Effective Date shall be subject to the said shareholders approval.

19. PERIOD DURING WHICH AWARDS MAY BE GRANTED. Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years from the date the Plan is adopted by the Board. Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 6.6 hereof, if any Option, or any part thereof, has not been exercised and the Shares covered thereby not paid for within ten (10) years after the date on which the Option was granted (or five years in the case of Nonqualified Stock Option), as set forth in the Notice of Grant in the Grantee's Option Agreement (or any other period set forth in the instrument granting such Option pursuant to
         Section 6), such Option, or such part thereof, and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall expire. In the case of Shares held in trust, the Grantee shall elect whether to release such Shares form trust or sell the Shares, thereby realizing a tax event, and upon such release or sale such trust shall expire.

20. AMENDMENT AND TERMINATION OF THE PLAN. The Plan shall expire on the date, which is ten (10) years from the date of its adoption by the Board (except as to Options outstanding on the expiration date). The Board at any time and from time to time may suspend, terminate, modify or amend the Plan. Except as provided in Section 11.1 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any Award previously granted, unless the written consent of the Grantee is obtained.

         Notwithstanding anything to the contrary above and in addition thereto, the Board may also, but need not, require that the Company's shareholders approve any other amendments to this Plan. Without derogating from the above, no amendment of this Plan shall be effective unless approved by the shareholders of the Company within twelve (12) months before or after the adoption of the amendment by the Board if such approval is required, including but not limited to, any amendment that will:

                  (i) increase the number of Shares reserved under the Plan, except as provided in Section 5 of the Plan; or

                  (ii) modify the requirements as to eligibility for participation in the Plan to the extent that such modification requires shareholders approval in order for the Plan to comply with Section 422 of the US Tax Code; or

                  (iii) modify the Plan in any other way if such modification requires shareholders approval in order for the Plan to satisfy the requirements of Section 422 of the US Tax Code.

21. NON-EXCLUSIVITY OF THE PLAN. Neither the adoption of the Plan by the Board, nor the submission of the Plan to shareholders of the Company for approval (to the extent required under applicable law), shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive, or other compensation arrangements, of whatever nature, as the Board may deem necessary or desirable, or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company, or any Affiliated Company, now has lawfully put into effect, including, without limitation, any retirement, pension, savings and share purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

22. GOVERNING LAW. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, provided however that the tax treatment and the tax rules and regulations applying to the grant of Options to Grantees in any specific jurisdiction shall be the local tax laws of such jurisdiction. The competent courts of Tel Aviv Israel shall have sole jurisdiction in any matters pertaining to the Plan.

         No Awards shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of all laws in Israel, the United States and any other jurisdiction in which Awards may be granted under the Plan and until all applicable listing requirements of any stock exchange or authority on which Shares are then listed for trading is fulfilled.

23. MARKET STAND-OFF. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any registration of the offering of any securities of the Company under the securities laws of any jurisdiction, the Grantee shall not sell or otherwise transfer any Shares or other securities of the Company during a 180-day period or such other period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Company (the "Market Standoff Period") following the effective date of registration statement of the Company filed under such securities laws. The Company may impose stop transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

24. RULES PARTICULAR TO SPECIFIC COUNTRIES. Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be amended with respect to a particular country by means of an appendix to the Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of the Plan, the provisions of the appendix shall govern. Terms and conditions set forth in the Appendix shall apply only to Options issued to Grantees under the jurisdiction of the specific country that is the subject of the appendix and shall not apply to Options issued to Grantees not under the jurisdiction of such country. The adoption of any such appendix shall be subject to the approval of the Board.

25.      MISCELLANEOUS.

25.1. Each Award under the Plan may contain such other terms and conditions not inconsistent with the Plan (unless permitted hereunder), as may be determined by the Committee, in its sole discretion. If any provision of the Plan, any Options Agreement or any Restricted Share Agreement, shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

25.2. With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, as the context requires. The use of captions in this Plan or any Options Agreement or Restricted Share Agreement is for the convenience of reference only, and shall not affect the meaning of any provision of the Plan or such agreement.

26. CONVERSION OF INCENTIVE STOCK OPTIONS INTO NONQUALIFIED STOCK OPTIONS; TERMINATION OF INCENTIVE STOCK OPTIONS

The Board, at the written request of any Grantee, may in its discretion take such actions as may be necessary to convert such Grantee's Incentive Stock Options (or any portions thereof) that have not been exercised on the date of conversion into Nonqualified Stock Options at any time prior to the expiration of such Incentive Stock Options, regardless of whether the Grantees is an Employee of the Company or a Subsidiary at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period. At the time of such conversion, the Board (with the consent of the Grantee) may impose such conditions on the exercise of the resulting Nonqualified Stock Options as the Board in its discretion may determine, provided that such conditions shall not be inconsistent with the Plan. Nothing in the Plan shall be deemed to give any Grantee the right to have such Grantee's Incentive Stock Options converted into Nonqualified Stock Options, and no such conversion shall occur unless and until the Board takes appropriate action. The Board, with the consent of the Grantee, may also terminate any portion of any Incentive Stock Option that has not been exercised at the time of such conversion.

27.      NOTICE TO COMPANY OF DISQUALIFYING DISPOSITION

Each Employee who receives an Incentive Stock Option must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any Shares acquired upon the exercise of an Incentive Stock Option. A Disqualifying Disposition is any disposition (including any sale) of such Shares before a date which is both (a) two (2) years after the date the Employee was granted the Incentive Stock Option, and (b) one (1) year after the date the Employee acquired Shares by exercising the Incentive Stock Option. If the Employee has died before such Share is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

28.      CALIFORNIA PROVISIONS

Notwithstanding the foregoing Sections, any grant of Options made under the Plan to an Grantee who is a resident of the State of California at the Date of Grant, shall be subject to the below additional terms and conditions.

28.1. For the purpose of grant of Options which are not Incentive Stock Option, the Fair Market Value shall be determined in a manner not inconsistent with Section 260.140.50 of the California Code of Regulations or any successor statute. The Exercise Price of any Nonqualified Stock Options shall be not less than 85% of Fair Market Value on the Date of Grant. The Exercise Price of any Nonqualified Stock Options granted to a Ten Percent Shareholder shall be not less than 110% of Fair Market Value on the Date of Grant.

28.2. Any Option granted under the Plan to an Grantee who is not an Officer, Director, or consultant of the Company or its affiliates shall become exercisable at a rate of at least 20% (twenty percent) of the Shares subject to such grant per year for a period of five (5) years from the Date of Grant, provided, however, that such Option shall be subject to such reasonable forfeiture conditions as the Board may choose to impose and which are not inconsistent with Section 260.140.41 of the California Code of Regulations or any successor statute.

28.3. The Company shall deliver to the Grantee financial statements on an annual basis regarding the Company. The financial statements so provided shall comply with Section 260.140.46 of the California Code of Regulations or any successor statute.

28.4. Incentive Stock Options granted under the Plan shall not be transferable other than by will or by laws of descent and distribution.

28.5. Unless a Grantee's employment is terminated for Cause, the Grantee shall have the right to exercise an Option, prior to the termination of the Option in accordance with Section 8.5 of the Plan and only to the extent that the Grantee was entitled to exercise such Option on the date employment terminates, as follows: (i) at least six (6) months after the date of termination if the termination was caused by the Grantee's death or "permanent and total disability" (within the meaning of Section 22(e)(3) of the US Tax Code); and (ii) at least thirty (30) days after the date of termination if termination was caused by other than by death or "permanent and total disability" (within the meaning of Section 22(e)(3) of the US Tax Code) of the Grantee.

28.6. At no time shall the total number of Shares issuable upon exercise of all outstanding Options and the total number of shares provided for under all stock bonus or similar plans of the Company exceed the applicable percentage as calculated in accordance with the conditions and exclusions of Section 260.140.45 of the California Code of Regulations or any successor statute.

28.7. If the Share is listed on an established national or regional stock exchange or is admitted to quotation on the National Association of Securities Dealers Automated Quotation System, or is publicly traded in an established securities market, the restrictions of this Section 28 shall terminate as of the first date that the Share is so listed, quoted or publicly traded.

28.8. Notwithstanding any other provision of the Plan, California residents Grantees shall not be obliged to sign irrevocable proxy with respect to the voting rights related to Shares allocated or issued upon the exercise of Options.

                                     Annex B


   Fundtech Ltd. 2005 Israeli Share Option and Restricted Share Incentive Plan

                                  FUNDTECH LTD.








                _________________________________________________

               2005 ISRAELI SHARE OPTION AND RESTRICTED SHARE PLAN
                _________________________________________________

















                       __________________________________

                         ADOPTED: DATE TO BE DETERMINED
                       __________________________________

                                  FUNDTECH LTD.
          2005 ISRAELI SHARE OPTION AND RESTRICTED SHARE INCENTIVE PLAN


Unless otherwise defined, capitalized terms used herein shall have the meaning ascribed to them in Section 2 hereof.

1.      PURPOSE; TYPES OF AWARDS; CONSTRUCTION.

1.1. Purpose. The purpose of the Fundtech Ltd. 2005 Israeli Share Option and Restricted Share Incentive Plan (the "Plan") is to afford an incentive to selected Employees, Directors, Office Holders, service providers, Consultants and any other person or entity which the Board shall decide their services are considered valuable to Fundtech Ltd. (the "Company"), or any Subsidiary or Affiliate of the Company within the meaning of
        Section 102(a) of the Israeli Tax Ordinance (each an "Affiliated Company"), which now exists or hereafter is organized or acquired by the Company, to acquire a proprietary interest in the Company, to continue as Employees, Directors, Office Holders, Consultants or suppliers, to increase their efforts on behalf of the Company or any Affiliated Company and to promote the success of the Company's business.

1.2. Types of Awards. The Plan is intended to enable the Company to issue Awards under the Israeli Tax Ordinance, including without limitation;
        (i) Options or Restricted Shares pursuant and subject to the provisions of Section 102 of the Israeli Tax Ordinance ("102 Share Options" or "102 Shares" respectively), provided that, unless otherwise provided by law, all Awards granted to Employees (including Directors and Office Holders) of the Company or its Affiliated Companies shall be issued only under
        Section 102; (ii) pursuant to Section 3(i) of the Israeli Tax Ordinance ("3(i) Share Options"), provided that, unless otherwise provided by law, no 3(i) Share Options shall be granted to Employees of the Company or its Affiliated Companies in Israel; and (iii) other Share-based Awards pursuant to Section 10 hereof (all 102 Share Options, 102 Shares, 3(i) Share Options, and Previous Awards as well as other Share-based Awards collectively, the "Awards"). Section 102(g) of the Israeli Tax Ordinance applies to this Plan and the Employees, Office Holders and Directors eligible for 102 Share Options.

1.3. Construction. To the extent any provision herein conflicts with the conditions of any relevant tax law or regulation which are relied upon for tax relief in respect of a particular Award granted to a Grantee, the provisions of said law or regulation shall prevail over those of the Plan, and the Committee (as defined below) is empowered hereunder to interpret and enforce the said prevailing provisions. The Plan contemplates the issuance of Awards by the Company as a publicly traded company.

2.      DEFINITIONS.

As used in this Plan, the following words and phrases shall have the meanings ascribed to them in this Section 2:

2.1. "Award" shall mean any share, Option, Restricted Shares or any other Share-based award, granted to a Grantee under the Plan and any share issued pursuant to the exercise of an Option.

2.2. "Approved 102 Option" shall mean an Option granted pursuant to Section 102(b) of the Israeli Tax Ordinance and held in trust by a Trustee for the benefit of the Grantee.

2.3. "Approved 102 Share" shall mean a Share granted pursuant to Section 102(b) of the Israeli Tax Ordinance and held in trust by a Trustee for the benefit of the Grantee.

2.4.    "Board" shall mean the Board of Directors of the Company.

2.5. "Committee" shall mean Compensation Committee which had been designated and empowered by the Board, with the responsibility of administering the Plan, and in the absence of such designation, the Board.

2.6. "Companies Law" - shall mean the Israeli Companies Law 5759- 1999, as amended from time to time and any regulations, rules, orders or procedures promulgated thereunder.

2.7. "Consultant" means any person, including an advisor, engaged by the Company, or an Affiliated Company thereof, to render consulting or advisory services.

2.8. "Controlling Shareholder" means a controlling shareholder (Ba'al Shlita) as such term is defined in Section 32(9) of the Israeli Tax Ordinance.

2.9. "Date of Grant" shall mean the date specified in the Notice of Share Option Grant or Restricted Share Grant, which date shall be the later of
        (i) the date on which the Board resolved to grant the Option or the Restricted Share, or (ii) the first day of the Grantee's service.

2.10.   "Director" means a member of the Board.

2.11. "Disability" shall mean, unless otherwise specified in the Option Agreement or the Restricted Share Agreement, a Grantee's inability to perform his duties to the Company, or any of its Affiliated Companies, by reason of any medically determinable physical or mental impairment, as determined by a physician selected by the Grantee and acceptable to the Company.

2.12.   "Employee" shall have the meaning set forth in the Israeli Tax
        Ordinance.

2.13. "Exercise Period" shall mean the period during which the Option shall be exercisable.

2.14. "Exercise Price" shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified in the Notice of Share Option Grant.

2.15. "Fair Market Value" per share as of a particular date shall mean (i) if the Shares are traded on a securities exchange, the closing sales price per Share on the securities exchange on which the Shares are principally traded for the last preceding date on which there was a sale of such Shares on such exchange; or (ii) if the Shares are then traded in an over-the-counter market, the average of the closing bid and asked prices for the Shares in such over-the-counter market for the last preceding date on which there was a sale of such Shares in such market; or (iii) if the Shares are not then listed on a securities exchange or market or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine, which determination shall be conclusive and binding on all parties, and shall be made after such consultations with outside legal, accounting and other experts as the Committee may deem advisable, and the Committee may maintain a written record of its method of determining such value. If the Stock is listed or quoted on more than one established stock exchange or national market system, the Committee shall determine the appropriate exchange or system.

        Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Israeli Tax Ordinance, if at the Date of Grant the Company's shares are listed on any established stock exchange or a national market system or if the Company's shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company's shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

2.16. "Grantee" shall mean a person who receives a grant of Options, Restricted Shares, Shares or other Awards under the Plan, who at the time of grant is an Employee, Office Holder, Director, service provider or Consultant, and any other person or entity which the Board shall decide their services are considered valuable to, the Company or any Affiliated Companies of the Company.

2.17.   "ITA" means the Israeli Tax Authorities.

2.18. "Office Holder" shall mean any office holder ("nose misra") as defined in the Companies Law.

2.19. "Israeli Tax Ordinance" shall mean the Israeli Income Tax Ordinance (New Version) 1961, as amended from time to time and any regulations, rules, orders or procedures promulgated thereunder.

2.20. "Retirement" shall mean a Grantee's retirement pursuant to applicable law or in accordance with the terms of any tax-qualified retirement plan maintained by the Company, or any of its affiliates, in which the Grantee participates.

2.21. "Section 102" shall mean Section 102 of the Israeli Tax Ordinance and any regulations, rules, orders or procedures promulgated thereunder.

2.22. "Shares" shall mean Ordinary Shares, par value of NIS 0.01 each, of the Company.

2.23. "Trustee" shall mean the trustee appointed by the Committee or the Board in accordance with the provisions of the Israeli Tax Ordinance or other applicable law, as the case may be, and approved by the ITA, to hold in trust the respective Options, Restricted Shares and/or Shares, if so appointed, all in accordance with the provisions of Section 102(a) of the Israeli Tax Ordinance.

2.24. "Unapproved 102 Option" means an Option granted pursuant to Section 102(c) of the Israeli Tax Ordinance and not held in trust by a Trustee.

2.25. "Unapproved 102 Share" means a Share granted pursuant to Section 102(c) of the Israeli Tax Ordinance and not held in trust by a Trustee.

3.      ADMINISTRATION.

3.1. To the extent permitted under applicable law, the Plan shall be administered by the Committee. However, in the event that the Board does not designate and empower a committee with the responsibility of administering the Plan, the Plan shall be administered by the Board in its entirety. Furthermore, in the event that an action necessary for the administration of the Plan is required under law to be taken by the Board, then such action shall be so taken by the Board. In any such event, all references herein to the Committee shall be construed as references to the Board.

3.2. Subject to applicable law, all decisions, determination and interpretations of the Committee shall be final and binding on all Grantees of any Awards under this Plan. No member of the Committee or the Board shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

3.3. Subject to the Company's decision and to all approvals legally required, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member's own willful misconduct or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

3.4. The Committee shall have the authority in its discretion to administer the Plan and to exercise all power and authority specifically granted to it under the Plan or take any actions necessary or advisable in the administration of the Plan, including, without limitation:

        3.4.1. the authority to grant Options, Restricted Shares, Shares or other Awards;

        3.4.2. to designate the type of Options (whether 102 Share Options, 3(i) Share Options, or otherwise);

        3.4.3. to elect which treatment - capital gains ("honi") in accordance with the provisions of Section 102(b)(2) of the Israeli Tax Ordinance or ordinary income ("pairoti") in accordance with the provisions of Section 102(b)(1) of the Israeli Tax Ordinance - shall be adopted for the purposes of the Plan under Section 102 of the Israeli Tax Ordinance, provided that should one of such tax treatments be elected for Employees, Directors and Office Holders who are by definition eligible for 102 Share Options, the tax treatments so elected shall be used uniformly for all Employees, Directors and Office Holders who are by definition eligible for 102 Share Options for the period prescribed by
                Section 102 of the Israeli Tax Ordinance;

        3.4.4. to appoint a Trustee, if the Committee deems it necessary, prudent or advisable;

        3.4.5. to determine the Exercise Price of the Shares covered by each Option;

        3.4.6. to determine the Fair Market Value of the Shares covered by each Option;

        3.4.7. to determine the Grantees to whom, and the time or times at which Awards shall be granted;

        3.4.8.  to determine the number of Shares to be covered by each Award;

        3.4.9.  to interpret the Plan;

        3.4.10. to prescribe, amend and rescind rules and regulations relating to the Plan;

        3.4.11. to determine the terms and provisions of the Option Agreements and Restricted Share Agreement, including without limitations the vesting terms of the Options and Restricted Shares (which need not be identical), and to cancel or suspend Awards, as necessary; and

        3.4.12. to make all other determinations or amendments deemed necessary or advisable for the administration of the Plan, including to adjust the terms of the Plan or any Option Agreement or any Restricted Share Agreement so as to reflect (i) changes in applicable Israeli, US or other laws respectively, and (ii) the laws of other jurisdictions within which the Company wishes to grant Awards.

3.5. To the extent not otherwise prohibited or restricted by the laws or regulatory regime effective from time to time of any country in which the Company's securities are listed or in which Options are granted, the Board of Directors may, at any time and from time to time, terminate or amend the Plan in any respect. In no event may any action of the Company alter or impair the rights of a Grantee with respect to Awards granted to the Grantee prior to the date of such action, without such Grantee's consent.

4.      ELIGIBILITY.

4.1. 102 Share Options and 102 Shares may be granted only to Israeli Employees, (including Israeli Directors and Office Holders) who are not Controlling Shareholders. Other Awards (other than 102 Share Options and 102 Shares) shall be granted to Controlling Shareholders, non Israeli Employees, Consultants and service providers, provided, however, that any member of the Committee shall be eligible to receive Awards under the Plan while serving on the Committee, unless otherwise specified herein. A person who has been granted an Award hereunder may be granted additional Awards, if the Committee shall so determine. In determining the persons to whom Awards shall be granted and the number of Shares to be covered by each Award, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan.

4.2. Notwithstanding anything to the contrary in this Plan, Awards granted pursuant to this Plan to any person serving as an Office Holder or any other party whose grant of an Award requires under the Companies Law additional corporate approvals by the Company shall be approved in the manner prescribed for under the Companies Law or any successor act or regulation, as in effect from time to time.

5.      SHARES.

5.1. The maximum number of Shares reserved for the grant of Awards under the Plan shall be the aggregate number of un-granted Shares as of the date on which this Plan is adopted by the Board, reserved for issuance under the Company's 1996 Stock Option Plan, 1997 Israeli Stock Option and Incentive Plan, 1997 Stock Option Plan for Fundtech Corporation, 1999 Employee Stock Option Plan and the Director's Option Plan (the "Previous Plans"), and the un-granted Shares as of the date of each grant, reserved for issuance under the Company's 2005 International Share Option and Restricted Share Plan (the "International Plan"). Such Shares may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company. Any of such Shares which may remain unissued and which are not subject to outstanding options at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan, the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan.

5.2. If any outstanding Award under the Plan or any award, share or option award under the Company's Previous Plans or any award share or option award under the Company's International Plan (collectively "Other Awards") should, for any reason, expire, be canceled or be forfeited without having been exercised in full, the Shares subject to the unexercised, canceled or terminated portion of such Award or Other Awards shall (unless the Plan shall have been terminated) become available for subsequent grants of Awards under the Plan provided, however, that the cumulative number of such shares that may be so issued under the Plan, inclusive any award, share or option award under the Previous Plans, will not exceed 3,592,815 shares.

6.      TERMS AND CONDITIONS OF OPTIONS.

Each Option granted pursuant to the Plan shall be evidenced by a written agreement between the Company and the Grantee (the "Option Agreement"), in such form and containing such terms and conditions as the Committee shall from time to time approve, which Option Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such Option Agreement. For purposes of interpreting this Section 6, a Director's service as a member of the Board or the services of an Office Holder, as the case may be, shall be deemed to be employment with the Company.

6.1. Number of Shares. Each Option Agreement shall state the number of Shares to which the Option relates.

6.2. Type of Award. Each Option Agreement shall specifically state the type of Award granted thereunder and whether it constitutes a 102 Share Option, 3(i) Share Option, Restricted Shares or otherwise, and in the event that it constitutes a 102 Share Option, the Option Agreement shall also state whether it was granted as an Approved 102 Option pursuant to capital gains treatment or income treatment or whether it was granted as Unapproved 102 Options.

6.3. Exercise Price. Each Option Agreement shall state the Exercise Price,. The Exercise Price shall also be subject to adjustment as provided in
        Section 11 hereof.

6.4. Manner of Exercise. Option shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of this plan. An Option may be exercised, as to any or all whole Shares as to which the Option has become exercisable, by written notice, in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, delivered in person or by mail to the Chief Financial Officer of the Company or its designee, specifying the number of Shares with respect to which the Option is being exercised, along with payment of the Exercise Price for such Shares in the manner specified in the following sentence. The Exercise Price shall be paid in full with respect to each Share, at the time of exercise, in cash.

6.5. Exercise Period and Vesting Schedule. Each Option Agreement shall provide the vesting schedule for the Option as determined by the Committee. Unless otherwise resolved by the

        Committee and stated in the Option Agreement, Options shall vest and become exercisable during a period of (i) four (4) years of continued employment by, or service for, the Company or its Affiliated Companies, in eight equal semi-annual installments for Employees, Officers, service providers, Consultants and any other person or entity which the Board shall decide their services are considered valuable to the Company and
        (ii) one (i) year of continuous board service in four equal quarterly installments for Directors. The Committee, in its absolute discretion, may, on such terms and conditions as it may determine to be appropriate, accelerate or otherwise change the time and vesting schedule at which an Option or any portion thereof (whether outstanding or granted) may be exercised. The Option Agreement may contain performance goals and measurements, and the provisions with respect to any Option need not be the same as the provisions with respect to any other Option. The Exercise Period will be ten (10) years from the date of the grant of the Option, or such earlier period resulting from termination under Sections
        6.6 or 6.7, in each case, unless otherwise determined by the Committee.

6.6.    Termination.

        6.6.1. Except as provided in this Section 6.6 and in Section 6.7 hereof, an Option may not be exercised unless the Grantee is then in the employ of, or maintaining a Director, Office Holder, service provider or Consultant relationship with the Company, or an Affiliated Company thereof, and unless the Grantee has remained continuously so employed or in the Director, Office Holder, service provider or Consultant relationship since the Date of Grant of the Option. In the event that the employment or Director, Office Holder, service provider or Consultant relationship of a Grantee shall terminate (other than by reason of death, Disability or Retirement), all Options of such Grantee that are vested and exercisable at the time of such termination may, unless earlier terminated in accordance with their terms, be exercised within ninety (90) days after the date of such termination (or such different period as the Committee shall prescribe); provided, however, that if the Company shall terminate the Grantee's employment for Cause (as defined below) (as determined by the Committee), all Options theretofore granted to such Grantee (whether vested or not) shall, to the extent not theretofore exercised, terminate on the date of such termination or cessation of employment or performance of services, unless otherwise determined by the Committee. In the case of a Grantee whose principal employer is an Affiliated Company, the Grantee's employment shall also be deemed to be terminated for purposes of this Section 6.6 as of the date on which such principal employer ceases to be an Affiliated Company.

        6.6.2. Notwithstanding anything to the contrary, the Committee, in its absolute discretion may, on such terms and conditions as it may determine appropriate, extend the periods for which the Options held by any individual may continue to vest and be exercisable.

        6.6.3. For any purpose under this Plan, the Grantee's employment shall be deemed to continue while the Grantee is on a bona fide leave of absence, if such leave was approved by the Company in writing and if continued crediting of employment for such purpose is expressly required by the terms of such leave or by applicable law (as determined by the Company).

        6.6.4. For purposes of this Plan, the term "Cause" shall mean any of the following resulting from an act or omission of Grantee: (a) fraud, embezzlement or felony or similar act; (b) failure to substantially perform duties as an Employee or to abide by the general policies of the Company applicable to all Employees (including, without limitation, policies relating to confidentiality and reasonable workplace conduct);
                (c) an act of moral turpitude, or any similar act, to the extent that such act causes injury to the reputation of the Company;
                (d) any other act or omission which in the reasonable opinion of the Company could be financially injurious to the Company or injurious to the business reputation of the Company; (e) any act or omission of Grantee which is otherwise defined as "cause" under the Grantees' employment or service agreement.

6.7. Death, Disability or Retirement of Grantee. If a Grantee shall die while employed by, or maintaining a Director, Office Holder, service provider or Consultant relationship with, the Company or an Affiliated Company, or within ninety (90) days after the date of termination of such Grantee's employment or Director, Office Holder, service provider or Consultant relationship (or within such different period as the Committee may have provided pursuant to Section 6.6 hereof), or if the Grantee's employment or Director, Office Holder, service provider or Consultant relationship shall terminate by reason of Disability, all Options theretofore granted to such Grantee (to the extent otherwise vested and exercisable) may, unless earlier terminated in accordance with their terms, be exercised by the Grantee, or by the Grantee's estate, or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by result of death or Disability of the Grantee, at any time within twelve months after the death or Disability of the Grantee (or such different period as the Committee shall prescribe). In the event that an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option. In the event that the employment or Director, Office Holder, service provider or Consultant relationship of a Grantee shall terminate on account of such Grantee's Retirement, all Options of such Grantee that are vested and exercisable at the time of such Retirement may, unless earlier terminated in accordance with their terms, be exercised at any time within ninety (90) days after the date of such Retirement (or such different period as the Committee shall prescribe).

6.8. Other Provisions. The Option Agreements evidencing Awards under the Plan shall contain such other terms and conditions not inconsistent with the Plan, as the Committee may determine.

7. RESTRICTED SHARES. The Committee may award Restricted Shares to any eligible Employee, Director, Office Holder or Consultant, including under Section 102 of the Israeli Tax Ordinance. Each Award of Restricted Shares under this Plan shall be evidenced by a written agreement between the Company and the Grantee (the "Restricted Shares Agreement"), in such form as the Committee shall from time to time approve, which Restricted Shares Agreement shall comply with and be subject to the following terms and conditions, unless otherwise specifically provided in such
        Agreement:

        7.1. Number of Shares &Type. Each Restricted Shares Agreement shall state the number of Restricted Shares to be subject to an Award. With respect to Restricted Shares granted under Section 102, the Restricted Shares Agreement shall also state whether the Restricted Shares were granted as an Approved 102 Shares pursuant to capital gains treatment or income treatment or whether the Restricted Shares were granted as Unapproved 102 Shares.

        7.2. Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee shall determine from the date on which the

                Award is granted (the "Restricted Period"). The Committee may also impose such additional or alternative restrictions and conditions on the Restricted Shares, as it deems appropriate including the satisfaction of performance criteria. Such performance criteria may include, without limitation, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Committee. Certificates for Shares issued pursuant to Restricted Shares Awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such Shares in contravention of such restrictions shall be null and void and without effect. During the Restricted Period, such certificates shall be held in escrow by an escrow agent appointed by the Committee, or, if a Restricted Share Award is made pursuant to
                Section 102, by the Trustee until the Grantee will transfer the Shares from trust or sell the Shares whichever is the earlier. In determining the Restricted Period of an Award the Committee may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Shares on successive anniversaries of the date of such Award. Notwithstanding anything to the contrary above and in addition thereto, to the extent required by the Israeli Tax Ordinance or the ITA of the State of Israel, the Restricted Shares issued pursuant to Section 102 of the Israeli Tax Ordinance shall be issued to the Trustee and the Restricted Shares shall be held for the benefit of the Grantee for a period of not less than the holding period required under the Israeli Tax Ordinance.

7.3. Adjustment of Performance Goals. The Committee may adjust performance goals to take into account changes in law and accounting and tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the inclusion or the exclusion of the impact of extraordinary or unusual items, events or circumstances. The Committee may also adjust the performance goals by reducing the amount to be received by any Grantee pursuant to an Award if and to the extent that the Committee deems it appropriate.

7.4. Forfeiture. Subject to such exceptions as may be determined by the Committee, if the Grantee's continuous employment or Director, Office Holder, service provider or Consultant relationship with the Company, or any Affiliated Company, shall terminate for any reason prior to the expiration of the Restricted Period of an Award, any Shares remaining subject to restrictions (after taking into account the provisions of Section 7.6) ("Unvested Restricted Shares") shall thereupon be forfeited by the Grantee and transferred to, and reacquired by, the Company or an Affiliated Company at no cost to the Company or Affiliated Company, subject to all applicable law. Upon consummation of the forfeiture of such Unvested Restricted Shares, the Grantee's rights with respect to such Shares including inter alia the right to receive dividends with respect to such Shares shall lapse and shall be of no further force and effect. Vested Restricted Shares are not subject to Forfeiture.

7.5. Ownership. During the Restricted Period the Grantee shall possess all incidents of ownership of such Shares, subject to Section 7.2.

7.6. Accelerated Lapse of Restrictions. Upon the occurrence of any of the events listed in Section 11.2 and subject to Section 11.3, all restrictions then outstanding with respect to Restricted Shares awarded hereunder shall automatically expire and be of no further force and effect. The Committee shall have the authority (and the Restricted Share Agreement may so provide) to cancel all or any portion of any outstanding restrictions prior to the expiration of the Restricted Period with respect to any or all of the Restricted Shares awarded on such terms and conditions as the Committee shall deem appropriate.

        For purposes of interpreting this Section 7, a Director's service as a member of the Board or the services of an Office Holder, as the case may be, shall be deemed to be employment with the Company.

8.      102 SHARE OPTIONS; 102 SHARES.

8.1. Options and/or Shares granted pursuant to this Section 8 are intended to constitute 102 Share Options or 102 Shares respectively, and subject to
        Section 102 of the Israeli Tax Ordinance as amended, the general terms and conditions specified in Section 6 hereof and other provisions of the Plan, except for said provisions of the Plan applying to Options and Shares under a different tax law or regulation, shall apply. The Company may designate Options or Shares granted to Employees, Directors and Office Holders pursuant to Section 102 as Approved 102 Options, Approved 102 Shares, Unapproved 102 Options or Unapproved 102 Shares which may be granted simultaneously. The Company shall indicate in the Notice of Share Option Grant or the Notice of Restricted Shares Award given to each Grantee whether the grant of any particular 102 Share Option or 102 Share is granted as Approved 102 Option or Approved 102 Share pursuant to capital gains (honi) treatment or income (pairoti) treatment or as Unapproved 102 Option/Unapproved 102 Share, pursuant to a decision of the Committee. The Company's election of the type of Approved 102 Options or Approved 102 Shares as capital gains (honi) treatment or income (pairoti) treatment (the "Election"), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Option or Approved 102 Share. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option or Approved 102 Share under this Plan and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Options or Approved 102 Shares. The Election shall obligate the Company to grant only the type of Approved 102 Option or Approved 102 Share it has elected, and shall apply to all Grantees who were granted Approved 102 Options or Approved 102 Shares during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Israeli Tax Ordinance.

8.2. Approved 102 Options and Approved 102 Shares, which shall be granted under the Plan, and/or any Shares allocated or issued upon exercise of such Approved 102 Options, and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allotted or issued to the Trustee and held for the benefit of the Grantees for such period of time as required by Section 102, or such other period as may be required by the ITA, during which Approved 102 Shares and Approved 102 Options granted or Shares issued by the Company must be held in Trustee for the benefit of the person to whom they were granted or issued (the "Holding Period"). In case the requirements for Approved 102 Options and Approved 102 Shares are not met, then the Approved 102 Options or Approved 102 Shares may be treated as Unapproved 102 Options or Unapproved 102 Shares, all in accordance with the provisions of Section 102.

8.3.    Notwithstanding anything to the contrary, subject to the provisions of
        Section 8.6 below, the Trustee may release such Approved 102 Options and Approved 102 Shares and any such Shares, provided that (i) the Trustee has received an acknowledgment from the ITA that the Grantee has paid any applicable tax due pursuant to the Israeli Tax Ordinance or (ii) the Trustee and/or the Company and/or its Affiliated Company withholds any applicable tax due pursuant to the Israeli Tax Ordinance arising from Approved 102 Options/Approved 102 Shares which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

8.4. Notwithstanding anything to the contrary, the Grantee shall not be entitled to receive from the Company and/or the Trustee any Approved 102 Shares or any Shares allotted or issued upon exercise of Approved 102 Options prior to the full payment of the Grantee's tax liabilities arising from Approved 102 Shares/Approved 102 Options, which were granted to him and/or any Shares allocated or issued upon exercise of such Options. For the avoidance of doubt, neither the Company nor the Trustee shall be required to release any share certificate to the Grantee until all payments required to be made by the Grantee have been fully satisfied.

8.5. Each Approved 102 Option and Approved 102 Share (whether a capital gains treatment or ordinary income treatment, as applicable) shall be subject to the relevant terms of Section 102 and the Israeli Tax Ordinance, which shall be deemed an integral part of the Approved 102 Option and Approved 102 Share and which shall prevail over any term contained in the Plan or Option Agreement or the Restricted Share Agreement not consistent therewith. Any provision of the Israeli Tax Ordinance and any approvals by the Income Tax Commissioner not expressly specified in this Plan or Option Agreement or the Restricted Share Agreement which are necessary to receive or maintain any tax benefit pursuant to the Section 102 shall be binding on the Grantee. The Grantee granted an Approved 102 Option or Approved 102 Share shall comply with the Israeli Tax Ordinance and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. Further, the Grantee agrees to execute any and all documents, which the Company and/or its Affiliated Company and/or the Trustee may reasonably determine to be necessary in order to comply with the Israeli Tax Ordinance.

8.6. With respect to any Approved 102 Option and Approved 102 Share, subject to the provisions of Section 102, a Grantee shall not sell or release from trust any Approved 102 Share or any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102. Notwithstanding the above, if any such sale or release occurs during the Holding Period, it will result in adverse tax ramifications to the Grantee under Section 102, which shall apply to and shall be borne solely by such Grantee.

8.7. In the event a stock dividend is declared on Approved 102 Shares or Shares which derive from Options granted as Approved 102 Option, such dividend shall also be subject to the provisions of this Section 10 and the Holding Period for such dividend shares shall be measured from the commencement of the Holding Period for the Shares with respect to which the dividend was declares.

8.8. If an Option granted as an Approved 102 Option is exercised during the Holding Period, the Shares issued upon such exercise shall be issued in the name of the Trustee for the benefit of the Grantee (unless otherwise approved by the Committee). If such an Option is exercised after the Holding Period ends, the Shares issued upon such exercise shall, at the election of the Grantee, either (i) be issued in the name of the Trustee, or (ii) be transferred to the Grantee directly, provided that the Grantee first complies with all applicable provisions of the Plan.

8.9. To avoid doubt, the foregoing provisions of this Section 8 relating to Approved 102 Option and Approved 102 Share shall not apply with respect to Unapproved 102 Option and Unapproved 102 Share, which shall, however, be subject to the relevant provisions of Section 102.

8.10. Upon receipt of Approved 102 Option or Approved 102 Share, at the request of the Trustee, Grantee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Plan, or any Approved 102 Share or Approved 102 Option or share granted to him thereunder.

8.11. With respect to Unapproved 102 Option or Unapproved 102 Share, if the Grantee ceases to be employed by the Company or any Affiliated Company, the Grantee shall extend to the Company and/or its Affiliated Company a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102.

9.      3(i) SHARE OPTIONS.

Options granted pursuant to this Section 9 are intended to constitute 3(i) Share Options and shall be subject to the general terms and conditions specified in
Section 6 hereof and other provisions of the Plan, except for said provisions of the Plan applying to Options under a different tax law or regulation.

10. OTHER SHARE-BASED AWARDS. The Committee may grant other Awards under the Plan pursuant to which Shares (which may, but need not, be Restricted Shares pursuant to Section 7 hereof) are or may in the future be acquired, or Awards denominated in share units, including units valued on the basis of measures other than market value. The Committee may also grant share appreciation rights without the grant of an accompanying option, which rights shall permit the Grantees to receive, at the time of any exercise of such rights, cash equal to the amount by which the Fair Market Value of all Shares in respect to which the right was granted exceeds the Exercise Price thereof. Such other share based Awards may be granted alone, in addition to, or in tandem with any Award of any type granted under the plan and must be consistent with the purposes of the Plan.

11.     EFFECT OF CERTAIN CHANGES.

11.1. General. In the event of a subdivision of the outstanding share capital of the Company, any payment of a share dividend (distribution of bonus shares), a recapitalization, a reorganization (which may include a combination or exchange of shares), a consolidation, a share split, a spin-off or other corporate divestiture or division, a reclassification or other similar occurrence, the Committee shall make appropriate adjustments in one or more of (i) the number of Shares available for Awards, (ii) the number of such Shares covered by outstanding Awards, and (iii) the Exercise Price per Share covered by the Awards, all as determined by the Committee in its sole discretion whose determination in that respect shall be final, binding and conclusive; provided, however, that any fractional Shares resulting from such adjustment shall be rounded down to the nearest whole Share. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or exercise price of Shares subject to an Option.

11.2. Merger and Sale of Company. In the event of (i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all or substantially all of the share capital of the Company; or (iii) the merger, consolidation, amalgamation or like transaction of the Company with or into another corporation resulting in fifty percent (50%) or more of the outstanding voting power of the Company's securities being held by parties other than the shareholders of the Company immediately prior to such transaction (all such transactions being herein referred to as a "Merger/Sale"), then, without the Grantee's consent and action -

        11.2.1. The Committee in its sole discretion will use reasonable efforts to cause that any Award then outstanding be assumed or an equivalent Award shall be substituted by such successor corporation (or, in such event that such transaction is effected through a subsidiary, the parent of such successor corporation), under substantially the same terms as the Award, provided that the Committee may determine in its discretion whether an Award has been properly assumed or substituted, and provided further however, that in the event that the consideration to the shareholders of the Company in such Merger/Sale consists, in whole or in part, of cash or any consideration other than shares of the successor corporation, the Committee may determine in its discretion that the Award will be assumed or substituted by an equivalent award exercisable solely into shares of the successor corporation with a value equal to the value of the Shares issuable under the Award with such value to be determined by the Committee, which may, in its discretion, rely on independent valuation obtained from a third party selected by the Committee in good faith; and

        11.2.2. In such case that such successor corporation or other entity does not agree to assume the Award or to substitute an equivalent Award and, if the Award is an Option ("Option Award"), then the Committee may, in lieu of such assumption or substitution of the Option Award, either (i) provide for the Grantee to have the right to exercise the part of the Option Award which is exercisable as of the closing of such Merger/Sale, under such terms and conditions as the Committee shall determine or such other greater portion of the Option Award (including un-exercisable Awards) as determined by the Committee, or (ii) provide for the cancellation of each outstanding Option Award at the closing of said Merger/Sale, against payment to the Grantee of an amount in cash equal to (a) the fair market value of each Share covered by the Option Award that has vested as of the date of the Merger/Sale, as reflected under the terms of the Merger/Sale and as determined by the Committee, that may, in its discretion, rely on independent valuation obtained from a third party selected by the Committee in good faith, minus (b) the Exercise Price of each Share covered by the Option Award that has vested as of the date of the Merger/Sale. Any Option not exercised at the closing of the Merger/Sale shall be cancelled and be of no further force and effect.

        11.2.3. Notwithstanding the foregoing, in the event of a Merger/Sale, the Committee may determine in its sole discretion that upon completion of such Merger/Sale, the terms of any Award be otherwise amended and modified, as the Committee shall deem in good faith to be appropriate, and if an Option Award, that the Option Award shall confer the right to purchase any other security or asset, or any combination thereof, or that its terms be otherwise amended or modified, as the Committee shall deem in good faith to be appropriate, provided that any such determination shall not adversely effect the rights attached to the Shares.

11.3. Reservation of Rights. Except as expressly provided in this Section 11, the Grantee of an Award hereunder shall have no rights by reason of any subdivision or consolidation of shares of any class or the payment of any bonus shares or any other increase or decrease in the number of shares of any class or by reason of any dissolution, liquidation, Merger/Sale, or consolidation, divestiture or spin-off of assets or shares of another company; and any issue by the Company of shares of any class, or securities convertible into shares of any class, shall not effect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award. The grant of an Award pursuant to the Plan shall not affect in any way the right of power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

12. NON-TRANSFERABILITY OF AWARDS; SURVIVING BENEFICIARY. All Awards granted under the Plan shall not be transferable otherwise than by will or by the laws of descent and distribution, and Awards may be exercised or otherwise realized, during the lifetime of the Grantee, only by the Grantee or by his guardian or legal representative, to the extent provided for herein. Shares issued upon an exercise of Options may be freely transferred, subject to applicable laws and the other provisions of this Plan and the Option Agreement and the Restricted Share Agreement. A Grantee may file with the Committee a written designation of a beneficiary on such form as may be prescribed by the Committee and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Grantee, the executor or administrator of the Grantee's estate shall be deemed to be the Grantee's beneficiary.

13. APPLICATION OF FUND. The proceeds received by the Company from the sale of Shares pursuant to Options granted under the Plan will be used for general corporate purposes of the Company or any related company thereof or as otherwise determined by the Company.

14.     AGREEMENT BY GRANTEE REGARDING TAXES.

14.1. Any tax consequences arising form the grant or exercise of an Option, from the payment for Shares covered thereby, from the release of Shares from the Trustee, from the sale of the Shares or the expiration of the Restricted Period or from any other event or act (of the Company and/or its Affiliated Company, and/or the Trustee and/or the Grantee) (each a "Tax Event"), hereunder, shall be borne solely by the Grantee. The Company and/or its Affiliated Company and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall agree to indemnify the Company and/or its Affiliated Company and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Grantee.

14.2. The receipt of these Options or Restricted Shares and the acquisition of the Shares to be issued upon the exercise of the Options may result in tax consequences. The description of tax consequences set forth in this Plan does not purport to be complete. THE GRANTEE IS ADVISED TO CONSULT WITH A TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF RECEIVING OR EXERCISING THE OPTIONS/SHARES.

14.3. Each Grantee shall notify the Company in writing within ten (10) days after the date such Grantee first obtains knowledge of any tax bureau inquiry, audit, assertion, determination, investigation, or question relating in any manner to the value of Shares or Awards granted or received hereunder, and each Grantee agrees to any settlement, closing or other similar agreement in connection with the foregoing. Upon request, a Grantee shall provide to the Company any information or document relating to any event described in the preceding sentence, which the Company (in its sole discretion) requires in order to calculate and substantiate any change in the Company's tax liability as a result of such event

15. RIGHTS AS A SHAREHOLDER; VOTING AND DIVIDENDS. Subject to Section 7.5, a Grantee or a transferee of an Award in accordance with Section 12 shall have no rights as a shareholder with respect to any Shares covered by the Award until the date of the issuance of a share certificate to him for such Shares, or, in the case of 102 Share Options (if such Share Options are being held by a Trustee), until the date of the issuance of a share certificate to the Trustee for his benefit. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distribution of other rights for which the record date is prior to the date such share certificate is issued, except as provided in Section
        11.1 hereof. The Company may restrict or otherwise regulate the rights to transfer or dispose of any shares covered by an Award (including, without limitation, any limitations set forth herein, in the Option Agreement and in the Company's Articles of Association, as in effect from time to time, and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102).

16. NO VOTING RIGHTS IN TRUSTEE. The Trustee shall not use the voting rights vested in any shares held by the Trustee and shall not exercise said right in any way whatsoever, except in cases when, at his discretion and after consulting with the Committee, the Trustee believes that the said rights should be exercised for the protection of the optionees as a minority among the Company shareholders.

17. NO RIGHTS TO EMPLOYMENT. Nothing in the Plan or in any Award granted, Option Agreement or Restricted Share Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ of, or in a Consultant, Director, Office Holder or service provider relationship with, the Company or any Affiliated Company or to be entitled to any remuneration or benefits not set forth in the Plan or such Agreement or to interfere with or limit in any way the right of the Company or any such Affiliated Company to terminate such Grantee's employment. Awards granted under the Plan shall not be affected by any change in duties or position of a Grantee as long as such Grantee continues to be employed by, or in a Consultant, service provider, Office Holder or Director relationship with, the Company or any Affiliated Company.

18. NO REPRESENTATION BY COMPANY. By approving the Awards, the Company shall not, and shall not be deemed as, granting any representation or warrants to the Grantee regarding the Company, its business affairs, its prospects or the future value of its Shares.

19.     APPROVAL.

19.1.   The Plan shall take effect upon its adoption by the Board (the:
        "Effective Date") and shall terminate on the tenth anniversary of such date. Notwithstanding the foregoing, in the event that approval of the Plan by the shareholders of the Company is required under applicable law, in connection with the application of certain tax treatment or pursuant to applicable share exchange rules or regulations or otherwise, such approval shall be obtained within the time required under the applicable law.

19.2. Without derogating from section 19.1 above, and in addition thereto, the Plan shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the Effective Date of the Plan. All and any grants of Options to Grantees under the Plan as of the Effective Date shall be subject to the said shareholders approval.

20. PERIOD DURING WHICH AWARDS MAY BE GRANTED. Awards may be granted pursuant to the Plan from time to time within a period of ten (10) years from the date the Plan is adopted by the Board. Anything herein to the contrary notwithstanding, but without derogating from the provisions of
        Section 6.6 hereof, if any Option, or any part thereof, has not been exercised and the Shares covered thereby not paid for within seven (7) years after the date on which the Option was granted, as set forth in the Notice of Grant in the Grantee's Option Agreement (or any other period set forth in the instrument granting such Option pursuant to Section 6), such Option, or such part thereof, and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall expire. In the case of Shares held in trust, the Grantee shall elect whether to release such Shares form trust or sell the Shares, thereby realizing a tax event, and upon such release or sale such trust shall expire.

21. AMENDMENT AND TERMINATION OF THE PLAN. The Plan shall expire on the date, which is ten (10) years from the date of its adoption by the Board (except as to Options outstanding on the expiration date). The Board at any time and from time to time may suspend, terminate, modify or amend the Plan. Except as provided in Section 11.1 hereof, no suspension, termination, modification or amendment of the Plan may adversely affect any Award previously granted, unless the written consent of the Grantee is obtained.

        Notwithstanding anything to the contrary above and in addition thereto, the Board may also, but need not, require that the Company's shareholders approve any other amendments to this Plan. Without derogating from the above, no amendment of this Plan shall be effective unless approved by the shareholders of the Company within twelve (12) months before or after the adoption of the amendment by the Board if such approval is required, including but not limited to, any amendment that will increase the number of Shares reserved under the Plan, except as provided in Section 5 of the Plan.

22. NON-EXCLUSIVITY OF THE PLAN. Neither the adoption of the Plan by the Board, nor the submission of the Plan to shareholders of the Company for approval (to the extent required under applicable law), shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive, or other compensation arrangements, of whatever nature, as the Board may deem necessary or desirable, or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company, or any Affiliated Company, now has lawfully put into effect, including, without limitation, any retirement, pension, savings and share purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

23. GOVERNING LAW. The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, provided however that the tax treatment and the tax rules and regulations applying to the grant of Options to Grantees in any specific jurisdiction shall be the local tax laws of such jurisdiction. The competent courts of Tel Aviv Israel shall have sole jurisdiction in any matters pertaining to the Plan.

        No Awards shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of all laws in Israel and any other jurisdiction in which Awards may be granted under the Plan and until all applicable listing requirements of any stock exchange or authority on which Shares are then listed for trading is fulfilled.

24. MARKET STAND-OFF. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any registration of the offering of any securities of the Company under the securities laws of any jurisdiction, the Grantee shall not sell or otherwise transfer any Shares or other securities of the Company during a 180-day period or such other period as may be requested in writing by the Managing Underwriter and agreed to in writing by the Company (the "Market Standoff Period") following the effective

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        date of registration statement of the Company filed under such securities laws. The Company may impose stop transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

25. RULES PARTICULAR TO SPECIFIC COUNTRIES. Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be amended with respect to a particular country by means of an appendix to the Plan, and to the extent that the terms and conditions set forth in any appendix conflict with any provisions of the Plan, the provisions of the appendix shall govern. Terms and conditions set forth in the Appendix shall apply only to Options issued to Grantees under the jurisdiction of the specific country that is the subject of the appendix and shall not apply to Options issued to Grantees not under the jurisdiction of such country. The adoption of any such appendix shall be subject to the approval of the Board.

26.     MISCELLANEOUS.

        26.1. Each Award under the Plan may contain such other terms and conditions not inconsistent with the Plan (unless permitted hereunder), as may be determined by the Committee, in its sole discretion. If any provision of the Plan, any Options Agreement or any Restricted Share Agreement, shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

        26.2. With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, as the context requires. The use of captions in this Plan or any Options Agreement or Restricted Share Agreement is for the convenience of reference only, and shall not affect the meaning of any provision of the Plan or such agreement.




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